Prepared for: Exeter Resource Corporation by:

Todd Wakefield, M.AusIMM
Rodrigo Marinho, CPG-AIPG

Effective Date: 12 March 2010
Project Number: 3083

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Exeter Resource Corporation (Exeter) by AMEC International (Chile) S.A. (AMEC).  The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.  This report is intended to be used by Exeter, subject to the terms and conditions of its contract with AMEC.  That contract permits Exeter to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

CONTENTS

1.0	SUMMARY	1-1

2.0	INTRODUCTION	2-1

2.1	Purpose		2-1
2.2	Source of Information		2-1
2.3	Qualified Persons		2-1
2.4	Field Involvement of Qualified Persons		2-1
2.5	Previous Technical Reports		2-2
2.6	Terms of Reference		2-2
2.7	Units of Measure		2-3
	2.7.1	Common Units	2-3
	2.7.2	Abbreviations	2-4

3.0	RELIANCE ON OTHER EXPERTS	3-1

4.0	PROPERTY DESCRIPTION AND LOCATION	4-1

4.1	Location		4-1
4.2	Mineral Tenure and Agreements		4-1
	4.2.1	Mineral Rights	4-4
	4.2.2	Agreements and Royalties	4-4
4.3	Environmental Liability		4-7
4.4	Operational Permits and Jurisdictions		4-8

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY	5-1

5.1	Accessibility	5-1
5.2	Climate	5-1
5.3	Local Resources	5-1
5.4	Infrastructure	5-2
5.5	Physiography	5-3

6.0	HISTORY	6-1

7.0	GEOLOGICAL SETTING	7-1

7.1	Regional Geology		7-1
7.2	Property Geology		7-4
	7.2.1	Volcano-sedimentary Units	7-7
	7.2.2	Intrusive Rocks	7-9
	7.2.3	Structure	7-10
	7.2.4	Alteration	7-11

8.0	DEPOSIT TYPES	8-1

9.0	MINERALIZATION	9-1

10.0	EXPLORATION	10-1

10.1	Exeter (2005 – 2010)	10-1
10.2	Newcrest (1996 – 1998)	10-3
10.3	Anglo (1986 – 1990)	10-3

11.0	DRILLING	11-1

11.1	Caspiche Porphyry	11-1

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11.2	Caspiche Epithermals		11-4
11.3	Exploration Drilling		11-6
11.4	Drilling Procedures and Conditions		11-8
	11.4.1	Exeter	11-8
	11.4.2	Newcrest	11-8
	11.4.3	Anglo	11-8
11.5	Logging		11-9
11.6	Surveys		11-9
11.7	Drilling Results		11-10
11.8	True Thickness of Mineralization		11-10
11.9	Orientation of Mineralization		11-10

12.0	SAMPLING METHOD AND APPROACH	12-1

12.1	Surface Sampling		12-1
12.2	Drill Sampling		12-1
	12.2.1	Exeter	12-1
	12.2.2	Newcrest	12-3
	12.2.3	Anglo	12-3

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1

13.1	Surface Samples		13-1
13.2	Drill Samples		13-1
	13.2.1	Exeter	13-1
	13.2.2	Newcrest	13-7
	13.2.3	Anglo	13-7

14.0	DATA VERIFICATION	14-1

14.1	Mineral Resource Database Audit	14-1
14.2	Data Quality	14-2
14.3	2006 Exeter Data Verification Program	14-3

15.0	ADJACENT PROPERTIES	15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1

16.1	Exeter 2008 2010 Metallurgical Testwork		16-1
	16.1.1	Oxide Testwork	16-1
	16.1.2	Sulphide Testwork	16-4
16.2	Exeter 2007 Metallurgical Testwork		16-18
	16.2.1	Caspiche Epithermals	16-18
	16.2.2	Caspiche Porphyry	16-18
16.3	Newcrest 1997 Metallurgical Testwork		16-18

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1

17.1	Drilling Database	17-1
17.2	Lithological Model and Definition of Domains	17-2
17.3	Composites	17-4
17.4	Exploratory Data Analysis	17-4
17.5	Variography	17-5
17.6	Restriction of Extreme High Grade Values	17-6
17.7	Block Model Dimensions and Grade Estimation	17-6
17.8	Density	17-8
17.9	Block Model Validation	17-8
17.10	Resource Classification and Tabulation	17-9

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	18-1

19.0	OTHER RELEVANT DATA AND INFORMATION	19-1

20.0	INTERPRETATION AND CONCLUSIONS	20-1

21.0	RECOMMENDATIONS	21-1

22.0	REFERENCES	22-1

23.0	DATE AND SIGNATURE PAGE	23-1

TABLES

Table 1 1:	Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 5 Feb 2010)	1-3
Table 1 2	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property	1-5
Table 1 3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level	1-6
Table 4 1:	Anglo and EMBALOS Caspiche Concessions	4-5
Table 10 1:	Summary of Exeter Exploration Programs on the Caspiche Property	10-2
Table 10 2:	Summary of Newcrest Exploration Programs on the Caspiche Property	10-3
Table 10 3:	Summary of Anglo Exploration Programs on the Caspiche Property	10-3
Table 11 1:	Summary of Drilling Campaigns at Caspiche Porphyry	11-1
Table 11 2:	Summary of Drilling Campaigns at Caspiche Epithermals	11-6
Table 11 3:	Significant Intercepts for the Caspiche Porphyry Prospect Area	11-11
Table 11 4:	Significant Intercepts for the Caspiche Epithermals Prospect Area	11-13
Table 13 1:	RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples	13-2
Table 13 2:	Refined DD Sample Preparation Procedure for Exeter Drill Samples	13-3
Table 13 3:	Further Refined DD Sample Preparation Procedure for Exeter Drill Samples	13-3
Table 14 1:	AMEC Drill Hole Collar Checks	14-2
Table 14 2:	Summary of AMEC Check Sampling of Caspiche Core	14-3
Table 16 1:	Oxide Intercepts Selected for Metallurgical Testwork	16-2
Table 16 2:	Sulphide Intercepts Selected for Metallurgical Testwork	16-4
Table 16 3:	Head Grades from Caspiche Porphyry Sulphide Composites	16-5
Table 16 4:	Mineral Character of Caspiche Porphyry Sulphide Composites	16-5
Table 16 5:	Mineral Liberation at 140 microns for Caspiche Porphyry Sulphide Composites	16-5
Table 16 6:	Sulphide Intercepts for Metallurgical Testwork	16-7
Table 16 7:	Chemical Composition of Head Samples of 14 Caspiche Intercepts	16-8
Table 16 8:	Mineral Character of Head Samples of 14 Caspiche Intercepts	16-9
Table 16 9:	Summary of Mineral Liberation Characteristics of 14 Caspiche Intercepts.	16-10
Table 16 10:	Selected Tests – Gold Distribution to Rougher Tails	16-14
Table 16 11:	Gravity Test Performance Data	16-15
Table 16 12:	Summary of Process Options and Technology Providers	16-17
Table 17 1:	Summary of Drill Data used for the Caspiche Mineral Resource Estimate	17-2
Table 17 2:	Lithological Unit Description	17-3

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Table 17 3:	High Grade Restriction for Gold and Silver	17-6
Table 17 4:	High Grade Restriction for Copper	17-6
Table 17 5:	Estimation Parameters for Gold and Silver	17-7
Table 17 6:	Estimation Parameters for Total Copper	17-7
Table 17 7:	Average Density Values for Caspiche Resource Model	17-8
Table 17 8:	Optimization Parameters for Open Pit Resource Shell	17-11
Table 17 9:	Optimization Parameters for Underground Resource Shell	17-12
Table 17 10:	Marginal Cut-off Calculation Parameters and Results	17-15
Table 17 11:	Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 5 February 2010)	17-16
Table 17 12:	Single Open Pit Option for Mineral Resource for Caspiche	17-18
Table 17 13:	Oxide Pit and Selected Caving Option for Mineral Resource for Caspiche	17-19
Table 21 1:	Recommended Drilling Programs for the Caspiche Property	21-2
Table 21 2:	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property	21-3
Table 21 3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level	21-4

FIGURES

Figure 4 1:	Caspiche Location Map (source: Exeter). North direction is indicated by the grid lines oriented parallel to the long dimension of the figure.	4-2
Figure 4 2:
Caspiche Property Map Showing Locations of Mineralization (source: Exeter).  Anglo concessions are shown with gray background and Exeter concessions are outlined in black.
Those portions of Exeter concessions that overlap third party concessions are covered by a hatched pattern.
4-3
Figure 5 1:	Photograph of Caspiche Property Looking East (source: Exeter)	5-4
Figure 5 2:	Photograph of Caspiche Property Looking West (source: Exeter)	5-5
Figure 7 1:	Metallogenic Belts of Northern Chile and Argentina (source: Vila and Sillitoe, 1991)	7-2
Figure 7 2:	Regional Geology of the Maricunga Metallogenic Belt (source: Vila and Sillitoe, 1991)	7-3
Figure 7 3:
Bedrock Geology of the Caspiche Property (source: Exeter).  Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10,
Vega de Caspiche 1/9, and 2009 Exeter concession blocks (See Figure 4-2).
7-5
Figure 7 4:	Representative Geological Cross Section of the Caspiche Porphyry Deposit (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).	7-6
Figure 8 1:	Generalized Porphyry Model (source: Vila and Sillitoe, 1991)	8-3
Figure 9 1:	Caspiche Porphyry Geological Cross Section (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).	9-2
Figure 11 1:	Drill Hole Location Map for the Caspiche Porphyry Prospect Area (source: Exeter)	11-2
Figure 11 2:	Drill Hole Location Map for the Caspiche Epithermals Prospect Area (source: Exeter)	11-5
Figure 11 3:	Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (CR-001 to CR-004) (source: Exeter)	11-7
Figure 16 1:	Comparative Bond Ball Mill Work Index Values	16-11

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 16 2:	Rougher Flotation Tests on 14 Caspiche Intercepts	16-12
Figure 16 3:	Cleaner Flotation Response of 14 Caspiche Intercepts	16-13
Figure 17 1:	Vertical Section (looking northwest) with Blocks and Composites Grades for Gold (Corridor of 100 m). Block Color Ranges are for Au in g/t.	17-10
Figure 17 2:	Bench Plan Showing Classification Before and After Manual Smoothing	17-13
Figure 17 3:	Vertical Section (looking Northwest) of Gold Grades Showing Open Pit and Underground Resource Shells. Block Color Ranges are for Au in g/t.	17-14
Figure 17 4:	AuEq GT Curves - Open Pit Oxide Indicated Mineral Resources	17-17
Figure 17 5:	AuEq GT Curves - Open Pit Sulphide Indicated Mineral Resources	17-17
Figure 17 6:	AuEq GT Curves - Underground Sulphide Inferred Mineral Resources	17-18

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

1.0	SUMMARY

This report is an update to an earlier Technical Report on the Caspiche property (the Property) that was dated September 2009.  The purpose of this updated Technical Report is to document exploration progress on the Property since the September 2009 Technical Report, to present the results of an updated mineral resource estimate, and to support the public disclosure of mineral resources at the Caspiche Property entitled “Exeter Increases Caspiche Resource To: Indicated – 14.3 Million Ounces Gold + 3.5 Billion Pounds Copper, Inferred – 10.0 Million Ounces Gold + 2.9 Billion Pounds Copper”, dated 6 April, 2010.

The Caspiche property is an advanced-staged exploration project located in the Atacama Region of Northern Chile, approximately 120 km southeast of Copiapó.  Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property and to provide the results of this work in an independent NI 43-101 Technical Report.  The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS).  Currently, Exeter holds an option and royalties agreement with Anglo covering the 1,262 ha that comprise the Caspiche property.  In 2009 and 2010, Exeter established concessions surrounding and overlapping the Anglo claims and third party concessions.  A total of 1,995 ha of the Exeter concessions do not overlap Anglo or pre-existing third party concessions.

The property is located in the highly-prospective Maricunga metallogenic belt, and thus exploration has focused on high-sulphidation epithermal gold and gold-copper porphyry mineralisation.  Anglo first discovered high-sulphidation epithermal gold mineralization in the Caspiche Porphyry area in the 1980s.  In the 1990s, Newcrest Mining Limited (Newcrest) discovered high-sulphidation epithermal gold mineralization in the Caspiche Epithermals area (referred to as Caspiche III in previous Technical Reports) and porphyry-style gold-copper mineralization at Caspiche Porphyry, below the high-sulphidation epithermal gold mineralization.  Exeter has focused on defining the limits of mineralization at both Caspiche Porphyry and Caspiche Epithermals since 2005.

Oligocene to Miocene volcanic and porphyritic intrusive rocks of andesitic to dacitic composition comprise the bedrock geology.  Gold and copper mineralization is hosted by pervasive silica-altered volcanic rocks, and intense stockwork veining in volcanic and intrusive rocks.  Over 90% of the property is covered by Quaternary glacial deposits and alluvium, up to a maximum depth of 60 m.

Drilling was conducted in three distinct periods between 1988 and 2010, by Anglo, Newcrest, and Exeter.  A total of 55,165.77 m of drilling in 133 drill holes was

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

completed on the property.  Most of this drilling occurred in the Caspiche Porphyry area, where 47,283.17 m of drilling in 96 drill holes was completed, about 85% of which was diamond drilling.  A total of 7,882.60 m of reverse circulation (RC) and diamond drilling in 37 drill holes was completed at Caspiche Epithermals, about 91% of which was RC drilling.

Preliminary metallurgical testwork has been carried out by Exeter on six oxide composites and 20 sulphide composites from the 2007-2010 drilling campaign.  Results from the three day bottle-roll cyanide tests of the -13 mm oxide composites ranged from 55% to 75% gold recovery.  Column leach results for the two composite samples returned 84% recovery from the andesite composite with a calculated head grade of 0.50 g/t gold, and 77.5% recovery from the diorite composite with a calculated head grade of 0.40 g/t gold.  Additional column testwork on oxide mineralization from 2009-2010 PQ diameter core is ongoing as of the effective date of the Report.

Basic flotation testwork on a nominal grind of 140 µm K80 on the sulphide composites shows that about 85% of the copper and between 30% and 70% of the gold was recovered in the concentrate.  Work in 2009 and 2010 continued to focus on optimizing the grind and flotation conditions to improve metallurgical performance.  Gravity concentration of the rougher tailings showed gold losses that will be the focus of additional testwork.  Ongoing testwork will focus on composites arranged by pyrite and arsenic content, including ore hardness tests, flotation tests to optimize regrind requirements and additional gravity concentration tests, and locked cycle tests to provide reliable metallurgical performance values.

The mineral resource estimate for the Caspiche property was prepared by Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist and Manager of Mineral Resource Estimation in Santiago, Chile, and the Qualified Person responsible for the mineral resource estimate.  The mineral resource estimate for the Caspiche property only includes mineralization from the Caspiche Porphyry prospect.

AMEC estimated mineral resources for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter.  Gold, copper, and silver grades were estimated using ordinary kriging for all domains.

Parameters used to assess reasonable prospects of economic extraction for mineral resources that could be mined using open pit and underground mining methods were defined from benchmarking similar projects in Chile.

Open pit mineral resources are contained within a pit cone designed with 45° slopes, mining costs of US$1.45/t, processing costs of US$2.70/t for oxide (heap leach) and US$6.50/t for sulphide (mill), gold process recovery of 50% for oxide and 75% for

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

sulphide, copper process recovery of 85% for sulphide, a gold price of US$950/oz, and a copper price of US$2.30/lb.  Preliminary metallurgical work indicates that copper in the oxide material does not significantly affect gold recovery.  High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide and higher-levels of cyanide may be required to overcome this and achieve the expected gold recoveries.

Underground resources are contained within stopes designed with development costs of US$700/m2, mining costs of US$5.00/t, processing costs of US$6.50/t, gold process recovery of 75%, copper process recovery of 85%, a gold price of US$950/oz, and a copper price of US$2.30/lb.

When defining underground block caving shapes for Caspiche, AMEC used an optimization software routine that determined whether or not a defined column of material could be mined and return a positive revenue, rather than employ a grade shell.  Because the block caving method is a non-selective mining method, all material that fell within the columns that returned positive economics was considered to be mineable, and therefore was able to support estimation of mineral resources.

Table 1-1 summarizes the mineral resources estimated by AMEC for the Caspiche property.  The cut-off date for exploration information used for this mineral resource estimate is 5 February, 2010.

Table 1-1:	Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 5 Feb 2010)

Source	Material	Category	Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
			AuEq (g/t)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Indicated	0.2	39	95.0	0.46	0.01	1.84	0.46	1.41
	Sulphide	Indicated	0.3	197	482.0	0.58	0.20	1.24	0.97	14.99
Underground	Sulphide	Indicated	NA*	82	207.9	0.59	0.29	1.32	1.13	7.52
Total		Indicated		318	784.9	0.57	0.20	1.33	0.95	23.92
Open Pit	Oxide	Inferred	0.2	5	13.0	0.30	0.01	1.94	0.30	0.12
	Sulphide	Inferred	0.3	155	377.0	0.44	0.15	1.16	0.71	8.65
Underground	Sulphide	Inferred	NA*	116	298.0	0.47	0.25	1.23	0.95	9.06
Total		Inferred		277	687.6	0.45	0.19	1.21	0.81	17.83
* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs.  The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Continued exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche Porphyry deposit.  In conjunction, additional assessment of the potential for deleterious elements and metallurgical characterization studies should be completed, and baseline environmental and hydrological studies completed.  This work will be used to support a preliminary assessment.  The work should include the following programs:

•
Negotiate agreement with property owner to south of Caspiche Segundo 1/32 concession to allow for waste stripping to extend onto adjacent property if the large pit option is considered to be the preferred method.

•
Perform additional confirmation drilling in areas of the mineral resource model that rely heavily upon Anglo drilling to lend additional confidence in the gold mineral resources in this near-surface area

•	Continue step out drilling from known mineralization on a 200 m grid in order to determine the limits of the mineralized system.

•
Continue the infill drill program on a 200 m by 200 m staggered grid (with a central hole) to demonstrate the continuity of the mineralization and upgrade the classification of the current mineral resource.

•
Continue followup drilling on the western perimeter of Caspiche Porphyry.  Early drilling during the 2009-2010 drill season encountered further encouragement in hole CSD-044.  Additional drilling in this area is required to define the limits of this mineralization that is interpreted to be a separate system.

•	Conduct a porphyry exploration drilling program at Caspiche Epithermals.

•	Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Porphyry to evaluate whether the mineralization in the gravels can support mineral resource estimation.

•
Complete an updated topographic survey to include the entire Caspiche Porphyry deposit area.  The topographic survey should also include all areas that may be used for project infrastructure and facilities.

•	Evaluate the grade distribution of arsenic, and other potential deleterious elements, to determine the impact on domain modeling in future resource models.

•
Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required.  Future oxide leach testwork should be performed at various crush sizes to understand the impact of size fraction size on recovery.  Future sulphide testwork should focus on optimizing the grind and flotation conditions to improve metallurgical performance, and oretyping controls to produce copper concentrate below arsenic penalty levels.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

•
Continue to perform work preparatory to completing a preliminary economic analysis.  Work has commenced on long lead items required for the study such as an environmental impact study, environmental base line studies, and power and water studies.

•	Conduct a preliminary assessment (scoping study) study of the Caspiche Porphyry deposit. The objective of this study will be to assess the preliminary technical and economic viability of the project.

An estimated 11,900 m of additional drilling will be required to complete the recommended work programs.  This drilling total will be expended through the 2009-2010 drill season.  The budget for the recommended program is $7.1 M Canadian dollars (Table 1-2).

Table 1-2:	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property

Program	Cost (CDN$)
Drilling ($245.00/m plus rig mob/demob and supplies)	$3,000,000
Assays ($38/m)	$230,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$1,000,000
Field Technicians	$250,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$1,500,000
Environmental/Water/Metallurgical Studies	$200,000
Geological Mapping and Grade Distribution Studies	$50,000
Preliminary Assessment (Scoping) Study of Caspiche Porphyry	$400,000
Miscellaneous	$100,000
Sub Total	$6,730,000
Contingency (5%)	$340,000
Total	$7,070,000

Following completion of the work program shown in Table 1-2, AMEC recommends that Exeter prepare for the next level of study, a pre-feasibility study.  Moving forward to the pre-feasibility level assumes that positive results are received from the preliminary assessment study.  The proposed work programs required to advance the Caspiche Porphyry project to the pre-feasibility level is shown in Table 1-3.  AMEC

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

anticipates that the work programs shown in Table 1-3 will be initiated following the 2009-2010 drilling campaign, and will take between two and four years to complete

Table 1-3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level

Program	Cost (CDN$)
Infill Drilling Program (drilling required to classify mostly Indicated (~60%), with lesser Inferred (~20%) and Measured (~20%) Mineral Resources)	$1,600,000
Metallurgical Drilling Program and Studies	$2,000,000
Geotechnical Studies (drill program covered in infill and metallurgical drilling program)	$500,000
Water and Power Studies	$1,000,000
Environmental Studies	$1,000,000
Aerial Survey	$30,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Pre-feasibility Study	$3,000,000
Sub Total	$14,630,000
Contingency (30%)	$4,390,000
Total	$19,020,000

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

2.0	INTRODUCTION

2.1	Purpose

Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property (the Property) in Region III, Chile and to provide the results of this work in a report (Technical Report) conforming to Form 43 101F1, Technical Report.

AMEC understands that this report may be submitted to the TSX in support of filings by Exeter.  The purpose of this report is to provide an NI 43-101 Technical Report of the Caspiche property to support the public disclosure of updated mineral resources at the Caspiche Property entitled “Exeter Increases Caspiche Resource To: Indicated – 14.3  Million Ounces Gold + 3.5 Billion Pounds Copper, Inferred – 10.0 Million Ounces Gold + 2.9 Billion Pounds Copper”, dated 06 April, 2010.

2.2	Source of Information

Information for the Technical Report was obtained from work completed by AMEC at the project site and at AMEC’s offices in Santiago, Chile, and materials provided by, and discussions with, Exeter personnel.

2.3	Qualified Persons

The Qualified Persons responsible for preparation of the Technical Report include Mr. Todd Wakefield, MAusIMM, AMEC Principal Geologist, and Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist.  Mr. Wakefield was responsible for reviewing the regional geology, property geology, mineralization, and the available exploration data.  Appropriately qualified AMEC process engineering staff, under the supervision of Mr. Wakefield, reviewed and approved the summary of metallurgical testwork presented in Section 16.  Mr. Wakefield is responsible for Sections 1 through 16 and 18 through 23 of the Technical Report.  Mr. Marinho was responsible for estimating the mineral resource and is responsible for Section 17 of the Technical Report and portions of the Summary, Interpretation and Conclusions, and Recommendations that relate to the mineral resource estimate.

2.4	Field Involvement of Qualified Persons

Mr. Wakefield completed a site visit on 4 October 2008 accompanied by Exeter Geologists Leandro Salim, Oscar Hernandez, and Martín Rodriguez.  During this site visit, Mr. Wakefield visited the current exploration camp site, and the Caspiche

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Porphyry area.  While at site, Mr. Wakefield reviewed drill sampling and logging procedures, discussed the property geology and drill targeting strategy with Exeter geologists, and checked the location of several Anglo, Newcrest, and Exeter drill collars.

Mr. Marinho completed a site visit during the period December 21st to 23rd, 2009 accompanied by Exeter Geologist Justin Tolman.  During this site visit, Mr. Marinho visited the current exploration camp site, and the Caspiche Porphyry area.  While at site, Mr. Marinho reviewed drill sampling and logging procedures, discussed the property geology and examined core from a few drill holes with Exeter geologists, and checked the location of several Exeter drill collars from the 2009-2010 drill campaign.  No drilling was ongoing during the time period Mr. Marinho was on site.

2.5	Previous Technical Reports

The following technical reports have been filed on SEDAR for the Caspiche property, and are referenced when relied upon.

•
Wakefield, T.W., and Marinho, R., 2009, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, prepared for Exeter Resource Corporation, Effective Date: 14 September 2009, Revised Date: 19 October 2009.

•	Wakefield, T.W., and Marinho, R., 2009, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, prepared for Exeter Resource Corporation, Effective Date: 27 March 2009.

•
Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 9 February 2009.

•
Van Kerkvoort, G., Delendatti, G.L.A., Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 26 April 2008.

•	Beckton, J., and Perkins, J., 2007, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 24 December 2007.

2.6	Terms of Reference

AMEC and the qualified persons are independent from Exeter.  AMEC’s fee for this Technical Report is not dependent in whole or in part upon any prior or future engagement or understanding resulting from the conclusions of this report.  This fee is in accordance with standard industry fees for work of this nature, and AMEC’s

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

previously provided estimate is based solely upon the approximate time needed to assess the various data and reach the appropriate conclusions.

The effective date of this report is 12 March 2010, which represents the cut-off date for information used in the report.  The effective date of the mineral resource estimate for the Caspiche property is 5 February 2010, which represents the cut-off date for exploration information loaded into the mineral resource database.  There has been no material change to the information between the effective date and the signature date of the technical report.

Unless stated otherwise, all quantities are in metric units and currencies are expressed in constant 2010 US dollars.

2.7	Units of Measure

2.7.1	Common Units

Above mean sea level	amsl
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Degree	°
Degrees Celsius	°C
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare	ha
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Kilo (thousand)	k
Kilometer	km
Less than	<
Micrometer (micron)	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimeter	mm
Million	M
Minute (time)	min
Month	mo
Ounce	oz
Ounces per ton	oz/t
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound	lb
Specific gravity	SG
Year	yr

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

2.7.2	Abbreviations

American Society for Testing and Materials	ASTM
Canadian Institute of Mining and Metallurgy	CIM
Global Positioning System	GPM
Rock Quality Designation	RQD
Universal Transverse Mercator	UTM
Reverse Circulation	RC
Diamond Drill	DD

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

AMEC disclaims responsibility for information on Exeter’s rights to the Caspiche property under the option agreement with Minera Anglo American Chile Limitada (Anglo).  For this, AMEC has fully relied upon the opinion of Mr. Pablo Mir, a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill Mir Abogados, located in Santiago, Chile (Mir, 2010).  This opinion is relied upon in sections 4.2.1 and 17.10 of the Technical Report.

AMEC is relying upon the summary of legal agreements in Van Kerkvoort et al. (2008) as is allowed under Instruction 5 of Form 43-101F1.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

The description of the Property was modified by AMEC from Van Kerkvoort et al. (2008).

4.1	Location

The Caspiche property is located 120 km southeast of Copiapó in northern Chile, South America (Figure 4-1).  The Property is situated in the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Refugio Gold Mine, 15 km to the north.

The geographic center of the Property is located at approximately 27° 41’ south latitude and 69° 18’ west longitude.  The UTM (Zone 19J) coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north.  Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals (Figure 4-2).  Caspiche Porphyry was referred to as Caspiche Central in previous technical reports.  Caspiche Epithermals was referred to as Caspiche III in previous technical reports.

4.2	Mineral Tenure and Agreements

Chile is a country with a stable mining industry with mature mining laws.  There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession.  Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area as indicated by their identification (ROL) number, can exercise these rights.  For each exploration concession, the titleholder must pay an annual fee of US$1.10 per hectare to the Chilean Treasury.  Exploration concessions have duration of two years.  At the end of this period, the concession may be renewed for two more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals.  Exploitation concessions can overlap, but only the titleholder with the earliest dated exploitation concession over the area can exercise these rights.  The

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 4-1:
Caspiche Property Map Showing Locations of Mineralization (source: Exeter).  Anglo concessions are shown with gray background and Exeter concessions are outlined in black.  Those portions of Exeter concessions that overlap third party concessions are covered by a hatched pattern.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 4-2:
Caspiche Property Map Showing Locations of Mineralization (source: Exeter).  Anglo concessions are shown with gray background and Exeter concessions are outlined in black.  Those portions of Exeter concessions that overlap third party concessions are covered by a hatched pattern.

460.000
462.500
465.000
467.500
470.000
472.500
475.000
477.500
6.942.500
6.940.000
6.937.500
6.935.000
6.932.500
N
PANORAMA 3
PANORAMA 1
PANORAMA 2
PANORAMA 4
PANORAMA 9
PANORAMA 10
PANORAMA 7
CASPICHE 1/10
PANORAMA 5
PANORAMA 8
CASPICHE IV 1 AL 7
CASPICHE V 1 AL 20
ESCUDO VI
ESCUDO II
CASPICHE IV 11
ESCUDO III
VEGA DE CASPICHE 1/5
ESCUDO I
CASPICHE IV 1 AL 25
LADO ESTE 11 AL 50
LADO ESTE 21 AL 50
Caspiche Epithermals
CASPICHE 11/32
CASPICHE IV 1 AL 20
CASPICHE TERCERO 1/10
ESCUDO IV
ESCUDO VI 1 AL 100
ESCUDO V
LADO ESTE
LADO ESTE
LADO ESTE 4
ESCUDO IV 1 AL 240
ESCUDO V 1 AL 240
Caspiche Porphyry
BONANZA 1
BONANZA 2
BONANZA 3
BONANZA 4
BONANZA 5
BONANZA 6
BONANZA 7
BONANZA 8
0 0.5 1 2
kilometres
Scale 1:75.000

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

titleholder must pay an annual fee to the Chilean Treasury of approximately US$5.80 per hectare.  Exploitation concessions are of indefinite duration, and therefore do not expire.

Concession owners do not necessarily have surface rights to the underlying land, however they do have the right to explore or exploit the concession.  Surface rights are further discussed under Section 5.4 of this report.

4.2.1	Mineral Rights

The Caspiche property is owned by Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A.  Currently Exeter holds an option and royalties agreement (ORA) with Anglo covering the Caspiche property.

The Property consists of nine granted exploitation concessions owned by Anglo that encompass an area of approximately 1,262 ha (gray background, Figure 4-2).  The concessions are listed in Table 4-1.

In 2009 and 2010, Exeter established 32 concessions over Anglo’s concessions, as well as those of third parties, totaling 8,080 ha (blue outline, Figure 4-2).  Nineteen of the 32 concessions are exploration concessions, eight are exploration concessions currently under application, and the remaining five are exploitation concessions currently under application.  As described in Section 4.2, these concessions are valid under Chile law, but are considered junior to the Anglo and third party concessions where they overlap.  The concessions that overlap the Anglo concessions were established by Exeter as a safeguard only.  The Panorama and Bonanza series of concessions were established to allow for various infrastructure location scenarios.  They are free of encumbrances and they are not affected by the payment of royalties or other obligations in favor of third parties.  The Exeter concessions are listed in Table 4-2.  Table 4-3 shows the proportion of the Exeter concessions that overlap Anglo and pre-existing third party concessions.

4.2.2	Agreements and Royalties

On 11 October 2005, Exeter entered into an option and royalty agreement with Anglo and EMABLOS.  The ORA states that it is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 4-1:	Anglo and EMBALOS Caspiche Concessions

Concession Name	ROL	Hectares	Claim Holder	Concession Type
Caspiche 1/10	03203-1455-0	100	Anglo	Exploitation
Vega de Caspiche 1/9	03203-1493-3	81	Anglo	Exploitation
Caspiche II 1/32	03203-1494-1	312	Anglo	Exploitation
Caspiche III 1/10	03203-1495-K	100	Anglo	Exploitation
Caspiche IV 1/7	03203-4659-2	70	EMABLOS	Exploitation
Caspiche IV 11/16	03203-4727-0	2	EMABLOS	Exploitation
Caspiche V 1/20	03203-4660-6	185	EMABLOS	Exploitation
Caspiche VI 1/25	03203-4661-4	243	EMABLOS	Exploitation
Caspiche VII 1/20	03203-4662-2	169	EMABLOS	Exploitation
Total		1,262

Table 4-2:	Exeter Caspiche Concessions

Concession Name	ROL	Hectares	Claim Holder	Concession Type
Escudo I	032203-8868-6	200	Exeter	Exploration
Escudo II	032203-8869-4	300	Exeter	Exploration
Escudo III	032203-8870-8	300	Exeter	Exploration
Escudo IV	032203-8871-6	300	Exeter	Exploration
Escudo V	032203-8872-4	300	Exeter	Exploration
Escudo VI	032203-8873-2	300	Exeter	Exploration
Panorama 1	03203-8780-9	300	Exeter	Exploration
Panorama 2	03203-8781-7	300	Exeter	Exploration
Panorama 3	03203-8782-5	300	Exeter	Exploration
Panorama 4	03203-8783-3	300	Exeter	Exploration
Panorama 5	03203-8784-1	300	Exeter	Exploration
Panorama 6	03203-8785-K	300	Exeter	Exploration
Panorama 7	03203-8786-8	300	Exeter	Exploration
Panorama 8	03203-8787-6	300	Exeter	Exploration
Panorama 9	03203-8788-4	200	Exeter	Exploration
Panorama 10	03203-8789-2	200	Exeter	Exploration
Lado Este 1	03203-7445-6	100	Exeter	Exploration
Lado Este 2	03203-7446-4	100	Exeter	Exploration
Lado Este 4	03203-7448-0	100	Exeter	Exploration
Bonanza 1	N/A	300	Exeter	Exploration in Application
Bonanza 2	N/A	300	Exeter	Exploration in Application
Bonanza 3	N/A	300	Exeter	Exploration in Application
Bonanza 4	N/A	300	Exeter	Exploration in Application
Bonanza 5	N/A	300	Exeter	Exploration in Application
Bonanza 6	N/A	300	Exeter	Exploration in Application
Bonanza 7	N/A	300	Exeter	Exploration in Application
Bonanza 8	N/A	200	Exeter	Exploration in Application
Lado Este 1 1/50	N/A	200	Exeter	Exploitation in Application
Lado Este 2 1/50	N/A	200	Exeter	Exploitation in Application
Escudo IV 1/240	N/A	240	Exeter	Exploitation in Application
Escudo V 1/240	N/A	240	Exeter	Exploitation in Application
Escudo VI 1/100	N/A	100	Exeter	Exploitation in Application
Total		8,080

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 4-3:	Minimum Expenditures and Drilling Requirements under Exeter’s ORA with Anglo

Concession Block	Hectares
Total Exeter concessions (including overlaps)	8,080
Total Anglo concessions	1,262
Exeter concessions that overlap Anglo concessions	1,262
Exeter concessions that overlap 3rd party concessions	5,543
Exeter concessions with no overlap (100% Exeter)5	1,995

The agreement covers seven projects, including Caspiche.  According to the terms of the ORA, Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 4-4.  Upon vesting and commencement of commercial activities, Anglo participation in the property will be reduced to a 3% Net Smelter Return (NSR), with a minimum annual payment of US$250,000.  The NSR is not payable in months when the gold price is below US$325/oz, and is not subject to buyout under the terms of the ORA.  If 10 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures

Table 4-4:	Minimum Expenditures and Drilling Requirements under Exeter’s ORA with Anglo

Year	Minimum Expenditure (US$)	Minimum Drilling (m)
1	$250,000 (spent)	1,500 (completed)
2	$300,000 (spent)	2,000 (completed)
3	$400,000 (spent)	3,000 (completed)
4	$600,000 (spent)	4,000 (completed)
5	$1,000,000 (spent)	5,000 (completed)
Total	$2,550,000 (spent)	15,500 (completed)

As of the effective date of this Technical Report, Exeter has fulfilled the total expenditure and drilling requirements for the full term of the ORA.

The exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Anglo paid the annual license fee for the concessions for the period 2010 to 2011.  With the exception of the option to acquire granted to Exeter, no encumbrances are registered on the concessions and they are not affected by the payment of royalties or other obligations in favor of third parties.

Exeter paid the annual license fees for all concessions for the period 2010 to 2011.

AMEC relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2010).

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

The Property has been legally surveyed.

4.3	Environmental Liability

There are no known environmental liabilities on the Caspiche property.  In 1997, Newcrest Mining Limited (Newcrest), a previous operator of the Property, contracted SRK Sudamérica S.A. to study the potential environmental impact of the Caspiche project.  As part of the study, queries were made before the Comisión Nacional del Medio Ambiente (CONAMA).  The response of the commission at the time was that the project existed before the recently implemented environmental regulations and was therefore exempt from them.  Newcrest concluded at the time that they only needed to inform the Dirección Regional del CONAMA of their activities.

In 2007, Exeter submitted an environmental impact study document (Declaración de Impacto Ambiental “DIA”) to the Chilean authorities to permit a drill program of 15 drill holes totaling 8,400 m (SGA Limitada, 2007).  Approval for this program was given on 22 November 2007.  A revised DIA was submitted in July 2008 for the permitting of an additional 90 drill holes totaling 80,000 m of drilling (SGA Limitada, 2008).  Approval for the new DIA was granted on 6 March 2009.  This revised permit covers the total meters for the 2008-2009 drill program and the full proposed 2009-2010 drill program.

In May 2009, Exeter contracted Inversiones Ambiental Ltda. (IAL) from Santiago, Chile to perform baseline environmental studies.  IAL will be investigating the following topics as part of the study:

•	Physical aspects, including climatology, geology, geomorphology, and hydrology

•	Biological aspects, including seasonal monitoring of flora and fauna.

•	Human aspects, including socioeconomics and demography

•	Construction aspects, including economic activities and infrastructure

•	Use of the soil

•	Archaeology

•	Anthropology

•	Landscapes

•	Natural risks, including flood and landslide.

The study will focus on about 20,000 ha surrounding the Caspiche project area, but the human, construction, and anthropology studies will incorporate the potentially affected communities of Colla, Tierra Amarilla, and Copiapo.  The duration of the baseline study activities is anticipated to be about 14 months, with a final report anticipated in June 2010.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

4.4	Operational Permits and Jurisdictions

Drilling has been permitted through the DIA’s submitted by Exeter.  No additional permits are required for the recommended exploration activities at Caspiche.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

The information in this section was modified by AMEC from Van Kerkvoort et al. (2008).

5.1	Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó.  The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway, which connects to a 161 km gravel road that runs east-southeast to the project site.  Currently, total driving time from Copiapó to site is approximately three hours.  The main dirt road serves as a regional transportation route to Argentina and is gradually being upgraded.  This route also serves the nearby Refugio Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).

5.2	Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow.  Day-time temperatures in summer months approach 23°C, with night-time lows of 5°C.  Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15°C.  Exploration field seasons generally run from late October through mid-May.  Operating mines in the area, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 m to 4,500 m.  Upon development, it is expected that the Property could be operated year-round.

5.3	Local Resources

The property is located 120 km southeast of Copiapó.  All transport is by private vehicle.  The operating Refugio Gold Mine, located 15 km north of Caspiche, transports its employees from Copiapó by bus or company-owned trucks and vans.  A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labor is available to comparable mineral projects in the Maricunga region, and Chile supplies high-quality mining professionals.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

5.4	Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The Property is large enough to host an open pit or underground mining operation, including a reasonably-sized open pit, mill, tailings facilities, waste dumps, and leach pads.  Exeter does not currently have any surface land rights in the Caspiche property area, but concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession.  In January, 2008, Exeter made formal application to the Ministry of Public Land of the Chilean government (Bienes Nacionales) for the right to use the surface of the Caspiche property area for ongoing exploration activities.  The majority of this area is owned by the Chilean government and the application is under consideration as of the effective date of this Technical Report.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies.  At Caspiche, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile.  As of the effective date of this Technical Report, Exeter has begun initial negotiations for access to water, and is exploring different options for providing power to the project.

Exeter contracted the engineering company, Knight Piesold, to complete a preliminary water supply study that included a review of previous water studies in the Caspiche area, descriptions of applicable regulations, a compilation of existing hydrologic data and water rights for the area, an analysis of the social impact of water demands in the area, and recommendations of water sources potentially available to the Caspiche project.

Exeter has requested a survey of the subterranean and surface water use rights held by third parties located within the area of influence of the Caspiche project area (Mir, 2010).  Once the existing water use rights and their owners have been determined, Exeter will try to negotiate the acquisition of the some of these rights.  Exeter also requested three permits for the exploration of underground water, covering a total area of 69,125 ha.  These exploration permits are not yet granted.

Exeter contracted the engineering company, Hatch Engineering (Hatch) to perform various assignments, which included a power supply overview study for electrical power in Chile, with specific focus on Region III.  Hatch reported that because of new investment in power generation in Chile, particularly coal-fired power plants, power

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

costs are expected to decrease in 2009, and continue decreasing through 2014  (Gonzalez, 2009).  After 2014, power costs are expected to remain stable for several years.

Hatch, as their principal assignment, completed a trade-off study of using seawater and desalinated water at various flowrates for process water.  The study included the intake, treatment, and piping of water from the coast to the project site, including potential intake locations and pipeline routes, an analysis of appropriate desalination technologies, capital and operating cost estimates at a ±40% accuracy level, and an analysis of permits required for the next phase.

5.5	Physiography

The Caspiche property occurs high in the central Chilean Andes.  The topography within the Property consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figures 5-1 and 5-2).  Elevation within the property ranges from 4,200 m to 4,700 m amsl.  Vegetation is limited to grasses and small thorny bushes, and small marsh areas at the junction of creeks.  Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors, and small reptiles.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 5-1:	Photograph of Caspiche Property Looking East (source: Exeter)

Filo
Central
Caspiche
Epithermals
Caspiche
Porphyry

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 5-2	Photograph of Caspiche Property Looking West (source: Exeter)

Caspiche
Porphyry
Filo
Central
Caspiche
Epithermals

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

6.0	HISTORY

The following project history was modified by AMEC from Van Kerkvoort et al. (2008).

The southwest part of the Property, which includes Caspiche Porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt.  Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche Epithermals mineralization, and staked an additional 2,561 ha to cover it.  Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open.  Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area.  Between 1986 and 1990, Anglo conducted three field campaigns on the Property.  The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected.  These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that is strongly anomalous at surface in gold, silver, copper, and arsenic.  Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector.  These drill holes targeted near-surface gold mineralization identified in hydrothermally-altered volcanic rocks, and delineated by the geochemical surveys.  Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths.  Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the first field season of the option in 1996-1997, Newcrest conducted geological mapping; rock geochemical surveys; aeromagnetic and IP/Resistivity geophysical surveys; and drilled 3,298 m in 14 RC drill holes.  Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo, and the testing of targets defined by the geochemical and geophysical surveys.  Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

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During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geologic investigations, and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas.  Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

Exeter optioned the Property in October 2005.  No significant exploration work was reportedly conducted on the Property from the end of the Newcrest drill campaign to the beginning of work by Exeter.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples, and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (IP), and natural source magnetotellurics geophysical surveys.  In 2008 and 2009, Exeter completed property-scale geological mapping; a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples; a soil orientation survey over the Caspiche Porphyry area; a re-interpretation of the regional geophysical data; and age dating work.

From 2006 though March 2010, Exeter completed over 33,000 m of drilling in 62 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area.  Other work conducted during this time period includes geological mapping of the surface of the Property, geochemical and geophysical surveying to help guide exploration for additional intrusive centers, and significant metallurgical testwork to determine expected metallurgical recoveries and guide process design.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING

The following description of the regional geology was modified by AMEC from Van Kerkvoort et al. (2008).

7.1	Regional Geology

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 7-1).

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition (Figure 7-2).  These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc.  These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic basement rocks are exposed in intervening horst blocks.  Volcanism occurred in four events grouped into two main episodes.  The initial event began in late Oligocene and lasted until early Miocene (26 to 20 Ma).  The second occurred during the middle Miocene (16 to 11 Ma).  These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt.  The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 to 7 Ma) and late Miocene to early Pliocene (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche (Figure 7-2).

Two main structural trends are important in the Maricunga belt.  North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant mineralization in the Maricunga belt.  West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene volcanic centres.

The Maricunga belt hosts numerous significant mines and advanced projects.  The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver.  Examples of porphyry deposits in the Maricunga belt are Refugio, Cerro Casale, Marte, and Lobo.  High sulphidation examples include La Coipa and La Pepa (Figure 7-2).  A strong northwest-southeast structural control to the mineralization is typical of many of the deposits.  Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 7-1:          Metallogenic Belts of Northern Chile and Argentina (source: Vila and Sillitoe, 1991)

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 7-2:            Regional Geology of the Maricunga Metallogenic Belt (source: Vila and Sillitoe, 1991)

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

7.2	Property Geology

The description of the property geology is modified by AMEC from Kerkvoort et al. (2008) and Tolman et al. (2009).

Figure 7-3 is a geological map of the Property showing the distribution of the bedrock units (the unconsolidated units have been stripped away).  Figure 7-4 is a representative geological cross section showing the distribution of the rock units, the base of oxidation, and the distribution of gold and copper mineralization.

The interpretation of results from the 2008-2009 Exeter drill campaign by Exeter geologists, and geological work by consultants Dean Williams and Marcos Jimenez in late 2008, and Dick Sillitoe and Matt Houston in early 2009 resulted in the re-interpretation of some of the stratigraphic units and alteration styles, and the refinement of several lithological contacts in the Caspiche Porphyry deposit model.  These changes led to a better understanding of the geological setting of the Caspiche property.

The geological model of the Caspiche Porphyry deposit remains relatively simple.  Three main phases of diorite porphyry intrusion have been emplaced into a thick sequence of hornfelsed sandstone and siltstone at depth, and polymict, volcanic breccia near surface (the upper 500 m to 750 m).  Information from the 2008-2009 exploration program indicates that the polymict, volcanic breccia occurs within a local basinal feature, rather than filling a diatreme vent into which the porphyry intrusions were emplaced, as was previously thought.  Further, surface mapping shows the areal extent of the volcanic breccia is larger than originally thought, and does not conform to what would be expected from the surface expression of a volcanic vent.  Current thinking by Exeter is that the diatreme vent may occur immediately north of the Caspiche Porphyry area.

A second, late-stage volcanic breccia unit recognized in drill core and surface mapping in 2009, lies immediately west of the Caspiche Porphyry area.  The rocks are interpreted to represent a post-mineral diatreme as they contain fragments of vein mineralization and Late Diorite Porphyry, and are not cut by any vein mineralization.  These breccias are volumetrically small and associated with aplite dikes near the intrusive contact.

Re-interpretation of the unit formerly known as pre-mineral microdiorite places these rocks as part of the Cretaceous Caspiche Formation basement.  These rocks consist of sediments and basaltic andesite lava that have undergone high temperature pro-grade hornfels contact metamorphism, producing strong biotite, magnetite alteration.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Fgure 7-3:
Bedrock Geology of the Caspiche Property (source: Exeter).  Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10, Vega de Caspiche 1/9, and 2009 Exeter concession blocks (See Figure 4-2).

469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
FP1
FP2
LEGEND
Scale 1:25,000

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 7-4:	Representative Geological Cross Section of the Caspiche Porphyry Deposit (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

The 2008-2009 drilling led to a better understanding of the alteration model at Caspiche Porphyry.  The extent of late-stage advanced argillic alteration was confirmed, and the distribution of potassic alteration in the upper levels of the system was established.  Supergene oxidation extends progressively deeper in the system from the north to the south.  Vuggy quartz ledges intersected in the south part of Caspiche Porphyry are oxidized to depths of 150 to 200 m.

Interpretation of drill core from the 2009-2010 drill campaign by Exeter geologists and consultants, together with geological modeling efforts as part of the current mineral resource estimation work have resulted in several changes in the geological model as well as an improved context for peripheral exploration.  Significant findings from this work include:

•
The host rocks at depth surrounding the porphyritic intrusive rocks are flat lying, at least 700 m thick, and contain sedimentary breccia, andesitic volcanic rocks, and abundant sandstone and siltstone.

•	The andesitic volcanic breccia is an important host to mineralization in the shallow parts of the Caspiche Porphyry deposit and is widely distributed in the immediate Caspiche area.

•
Modelling of the porphyritic intrusives shows them to be a sigmoidal, Z-shaped body in which the early, diorite porphyry phase is surrounded by a discontinuous shell of inter-mineral quartz diorite porphyry

•	A discrete, west-inclined zone of gold-zinc mineralization, separate from the Caspiche gold-copper zone, has been preliminarily defined, and may be controlled by the late-mineral diatreme contact.

•
The propylitic halo to the Caspiche Porphyry system has been intersected to the southwest, about 600 m from of the porphyry intrusive contact.  Further definition of this halo at depth, below the overprinted advanced argillic zone, should effectively delimit the system.

The principal rock types defined at Caspiche are assigned to four broad units: pre-mineral sedimentary rocks, volcanic breccia of probable diatreme origin that also pre-dates much of the mineralization, several porphyry intrusions, and a post-mineral diatreme breccia

7.2.1	Volcano-sedimentary Units

The sedimentary rocks are separated by disconformities.  These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age.

The Caspiche Formation is exposed at the western margin of the property (shown in purple in Figure 7-3).  It is composed of columnar jointed andesite lava flows.  Approximately one kilometer west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks.  The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 meters thick (shown in light green in Figure 7-3).  At Caspiche Epithermals, in the east of the property, the formation is crudely stratified with shallow, west-dipping horizons several meters thick.  The rocks range from fine tuffs to pyroclastic breccias.  Locally, thinly laminated siltstone separates the pyroclastic horizons.  On the northern flank of Caspiche Porphyry the formation contains pumice-rich pyroclastic flows that are locally welded.  The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post-date alteration and mineralization (shown in tan and gray in Figure 7-3).  This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica-altered clasts of the Rio Nevado Formation.  The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and “vegas” (local term for small wetlands that are common on valley floors in the Andes).  Drilling indicates the Quaternary cover can be up to 80 m thick.  These rocks are not shown in Figure 7-3 in order to show the distribution of the bedrock units.

In the Caspiche Porphyry area, the sedimentary rocks surround the composite porphyry stock on all sides roughly 500 m to 750 m below the surface (3,700 m to 3,870 m elevation level).  The rocks comprise a monotonous sequence of hornfelsed and highly-altered sandstones and siltstones that in places display no obvious textural variation over tens of meters; hence, their previous designation as microdiorite.  Locally however, relict bedding at high angles to the core axis is observed, confirming the sedimentary origin of the package, which exceeds 400 m in thickness.  Minor bodies of probable andesite porphyry, characterized by centimeter-sized plagioclase phenocrysts in a black, fine-grained, and highly altered groundmass, cut the sedimentary rocks locally, particularly near their upper contact.  The andesite porphyry

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bodies are clearly intrusive because of the presence of chilled margins, but it is uncertain if they represent sills, dikes, or both.

The sedimentary rocks are overlain by 500 m to 750 m of volcanic breccia.  The areal extent of this unit in the Caspiche Porphyry area is at least 1 km north-south by 1 km east-west.  The breccia is polymict and mainly composed of rounded to sub-angular clasts surrounded by a difficult to identify, highly altered, fine-grained, fragmental matrix.  The clasts are typically between 1 cm and 3 cm in size, but locally up 10 cm.  No evidence of bedding or size sorting has been observed.  Intense alteration precludes certain identification of most clast lithologies, but the remnant textures and characteristic absence of magmatic quartz grains suggest that andesite, diorite and their porphyries predominate.  Hornfelsed sedimentary rock and, very locally, andesite porphyry clasts are prominent in the breccia within a few meters of the contacts with these rock types.  Although most clasts are internally homogeneous, recognition of veinlets confined in a minority of clasts is important because it indicates hydrothermal activity occurred prior to breccia formation.

The origin of this volcanic breccia unit remains uncertain; however it seems likely to be part of a large diatreme.  The lack of bedding and size sorting over several hundred vertical meters would appear to preclude subaerial accumulation of the breccia.  The presence of mineralized material in its clasts suggests that the diatreme was emplaced after the Caspiche porphyry system was initiated.  It is unlikely that such material could have been transported from a distant volcano.  Indeed, diatreme formation may even have aborted an early hydrothermal event at Caspiche.  Previous interpretations centered the intrusive vent in the Caspiche Porphyry area, but the spacing of the drill pattern after the 2008-2009 drill program effectively precludes this possibility.  Therefore, the vent is currently thought to lie beyond the core of the system, possibly to the north.

7.2.2	Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Porphyry that extend to the north and south.  Locally these exhibit chilled margins and flow banding.  At depth at Caspiche Porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stock, and a third porphyry intrusion abuts the Caspiche stock to the west and south.  The two main porphyry intrusions are referred to as the Early Diorite Porphyry (DP) and the Early Inter-Mineral Porphyry (QDP1) and are interpreted to be early and early inter-mineral phases of the same intrusions.  The third porphyry referred to as the Late Inter-Mineral Porphyry (QDP2) and is interpreted to be a late to inter-mineral phase.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

The mineralized stock measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1,200-m vertical extent.  The Early Diorite Porphyry appears to expand in size below the 3,600 m elevation level, although it is intruded by a body of the Early Inter-Mineral Porphyry at this level.  The bulk of the Early Inter-Mineral Porphyry lies east of the Early Diorite Porphyry, although a narrow, dike-like body of Early Inter-Mineral Porphyry also follows the western side of the Early Diorite Porphyry.  A fine-grained diorite porphyry occurs locally as a minor dike within the mineralized stock, which it appears to post-date.  The Late Inter-Mineral Porphyry is well-defined at shallow levels, where it constitutes a curved, 1 km-long body that wraps around and truncates the western and southern sides of the earlier intrusions.  At depth, however, the Late Inter-Mineral Porphyry is appreciably smaller.

The Early Diorite Porphyry is considered dioritic in composition because of the lack of quartz phenocrysts.  At this early stage of the project, no petrographic work has been completed on the intrusive rocks.  Plagioclase and biotite phenocrysts are abundant and accompanied by subordinate hornblende.  The original texture of the Early Diorite Porphyry is partly obliterated by intense alteration and veining.  Veining is dominated by an intense, multi-directional, A-type quartz-veinlet stockwork.  Near the top of the intrusive body, this type of veining constitutes more than 50% of the rock mass.  Magnetite-only and quartz-magnetite veinlets are also widely developed as part of the stockwork.

The inter-mineral phases are coarser-grained and texturally better preserved than the Early Diorite Porphyry.  The inter-mineral phases contain quartz phenocrysts, and thus are interpreted to be quartz diorite porphyries.  The Late Inter-Mineral Porphyry is noticeably coarser-grained and contains larger quartz phenocrysts than the Early Inter-Mineral Porphyry.  The Early Inter-Mineral Porphyry is cut by abundant, relatively narrow (<0.5 cm), A-type quartz veinlets, but truncates many of the quartz veinlets in the early porphyry, including all those with widths of 1-4 cm.  Quartz veinlet xenoliths are commonplace in the Early Inter-Mineral Porphyry, especially near contacts with the Early Diorite Porphyry.  In contrast, the Late Inter-Mineral Porphyry is only weakly veined and, in its western parts, displays low alteration intensity and preservation of magmatic biotite and magnetite.

7.2.3	Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south.  These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery.  Newcrest interpreted several of these lineaments to be major fault zones, including a

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

west-northwest trending structure north of Caspiche Porphyry.  Exeter found no evidence of this fault zone in the field during geological mapping in 2009.

7.2.4	Alteration

There are four end member alteration types noted on the Caspiche property:

•	Porphyry style stockwork vein and associated alteration

•	Retrograde hydrothermal alteration

•	High sulphidation epithermal style alteration

•	Supergene leaching and oxidation.

At Caspiche Porphyry all four alteration styles are present.  At Caspiche Epithermals no porphyry-style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Alteration is complex at Caspiche Porphyry, with all four of the aforementioned styles present.  There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles.  Pervasive overprinting by successive alteration events has frequently destroyed most primary textures, making identification of the original lithologies difficult

Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes.  The alteration comprises an inner potassic zone of potassium feldspar and biotite.  These minerals are observed as independent zones and overlapping other alteration styles.  Where unaffected by later alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration.  Potassic alteration has a positive correlation with veining.  Frequently potassium feldspar is observed as selvages on veins up to several centimeters wide which grades out into secondary biotite-dominated alteration.  Biotite alteration is also developed in that portion of the Cretaceous Caspiche Formation basement that has undergone high temperature pro-grade hornfels contact metamorphism.  In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay.  This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs.  In some intrusive stocks the upper cupola zone contains an intense “wormy” quartz texture.  At deeper levels more typical A- and B-style porphyry stockwork veining is observed with late stage sulphidic D-veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

In some cases propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within one kilometer from the limits of potassic-altered zones, but generally propylitic alteration only occurs more distally.  Propylitic-altered rocks have not been intersected by the drilling to date.  The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late-stage retrograde argillic-phyllic event.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system, and locally extends deep within it.  In the strongly-affected zones, the potassic alteration mineral assemblages have been completely overprinted with clay and philosilicate minerals, leaving zones of strong stockwork veining with a soft white “bleached” matrix.  Potassium feldspar and biotite have been completely replaced.  The contact between this zone and the underlying potassic alteration dips toward an apparent “draw-down” zone.  The retrograde event has converted magnetite to specular hematite (martitization), but it does not appear to have affected the gold and copper distribution.

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance.  A similar texture is observed proximal to intrusive contacts.  This texture is thought to be the product of abundant xenoliths, or magma stoping.

The high-sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Porphyry mineralization.  The ridges comprise strongly silicified crystal-lithic tuff and quartz-feldspar porphyry.  These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica.  In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin-alunite-quartz±pyrophylite±dickite assemblages.  These zones are interpreted as high-level advanced argillic-altered silica cap zones.  The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix.  These structural zones can be traced outward to adjacent argillic-altered areas where they are observed as linear zones of vuggy residual silica, or silica-ledges.

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m.  The primary effect of this oxidation is the oxidation of pyrite, and the resultant acid converts minerals other than silica into kaolin.  The

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

contact between oxide and sulphide material is sharp.  Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally.  Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone, being less than 0.03% copper.

Outcropping hydrothermal alteration at Caspiche Epithermals is developed entirely in felsic lithic tuffs of Rio Nevado Formation.  Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more widespread silica flooding.  At the eastern extent of the Caspiche Epithermals zone at the boundary of the property, the rocks are affected by low-temperature silica and argillic mineral assemblages that are characteristic of steam-heated alteration which forms above paleo-water tables in high-sulphidation-style alteration systems.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

8.0	DEPOSIT TYPES

The following discussion of deposit types was modified by AMEC from Van Kerkvoort et al. (2008).

Stockwork-hosted, gold-copper porphyry, and high-sulphidation epithermal gold mineralization styles have been recognized on the Caspiche property.  Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit.  Mineralization at Caspiche Epithermals is interpreted to be a high-sulphidation epithermal gold deposit.

The Maricunga metallogenic belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold±copper±silver systems.  In some cases the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization.  These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga belt as follows:

Porphyry-type mineralization in the Maricunga belt was generated beneath andesitic-(dacitic) stratovolcanoes.  Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks.  Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects.  K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type.  Much of the gold is present in quartz stockworks.  Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones.  Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite.  Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite- and alunite-rich advanced argillic alteration, which carries barite, native sulfur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type.  The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits.  However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulfur.

Figure 8-1 shows a generalized porphyry model and the relationship between the porphyry and epithermal environments.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

rt

Figure 8-1:                              Generalized Porphyry Model (source: Vila and Sillitoe, 1991)

meters
0
1000
2000
HIGH SULFIDATION EPITHERMAL ENVIRONMENT
PORPHYRY ENVIRONMENT
Crater / summit caldera on stratovolcano
Native sulfur concentrations
Northwest-striking fault zone
Chalcedony-barite ±enargite veins
Original K silicate front
0
meters
1000
RELATIVE EROSION LEVEL
Aldebaran System
Other Maricunga Porphyry Systems
CATHEDRAL PEAK
Hg-S°
As-(Au)
VEIN ZONE
Pb-Zn-Ag-Sb-(Au)
CASALE HILL
Cu-Mo-Au
SOLEDAD
LA PEPA
SANTA CECILIA
MARTE, VALY
LOBO, ESCONDIDO
REFUGIO
LITHOLOGY
Postmineralization dacite porphyry
Late mineralization hydrothermal breccia
Late mineralization microdiorite
Multiple diorite / quartz diorite porphyry stock
Volcaniclastic sediments
Tuff / ignimbrite
Andesite-dacite volcanics
Subvolcanic "basement"
ALTERATION
Acid-leached
Chalcedony
Quartz-alunite
Sericitic
with quartz stockwork
Intermediate argillic
K silicate
Propylitic

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

9.0	MINERALIZATION

The following description of the mineralization was modified by AMEC from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property.  These two areas are named Caspiche Porphyry and Caspiche Epithermals.

Both high-sulphidation epithermal, and porphyry-style mineralization occur at Caspiche Porphyry.  High-sulphidation epithermal-style alteration crops out at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dacite quartz-feldspar porphyry intrusive rocks.  Modeling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone.  Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes, but no porphyry-style mineralization has been observed at surface on the Property.  This is in part due to the extensive alluvium which covers approximately 90% of the Caspiche property area.

A representative geological cross section of the Caspiche Porphyry area, showing gold and copper grades as down-hole histograms, is provided in Figure 9-1.  Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, and covered by up to 60 m of alluvial overburden.  The upper 100 m below the alluvial deposits is generally mineralized only in gold, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization.  No significant supergene oxide mineralization has been observed at Caspiche Porphyry.  Mineralized intercepts in the diorite porphyry appear to have good continuity, and yield consistent intercepts of between 450 m and 1,200 m of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.0 g/t gold, and 0.1% and 0.4% copper.  Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and <0.02% copper.

At Caspiche Epithermals only high-sulphidation epithermal style alteration and gold mineralization have been observed and intersected by drilling to date.  Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has targeted near-surface high-sulphidation epithermal mineralization and thus reached only shallow depths.  One drill hole completed in 2009 failed to intersect intrusive rocks or porphyry-style alteration and mineralization.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 9-1:	Caspiche Porphyry Geological Cross Section (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).

LEGEND
Overburden (OB)
Diatreme breccia (DTB)
Hydrothermal breccia (HB)
Quartz diorite porphyry 2 (QDP2)
Quartz diorite porphyry 1 (QDP1)
Diorite porphyry (DP)
Volcanic breccia (VOLCBX)
Basement
OTHER SYMBOLS
Fault
Base of leach cap
CSD044
CSD028
CSD016
CSD029
CSR019
CSD042
CSD035
92m @ 0.41 Au ppm
300m @ 0.5 Au ppm & 0.08 Cu%
792.5m @ 0.96 Au ppm & 0.4 Cu%
Extends off section to the south
Extends off section to the north
Assays pending
SCALE
Cu=0.5%
Au=1ppm
Scale 1:7,500

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

10.0	EXPLORATION

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this Report.  Exploration activities and results, organized by operator, are presented in Tables 10-1, 10-2, and 10-3 below.  Exploration work reported in previous Technical Reports (see Section 2.5) is summarized in this Report as is permitted under Instruction 1 of Form 43-101F1.

10.1	Exeter (2005 – 2010)

Exeter optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling programs through the effective date of this Report.

Exploration work conducted on the Caspiche property by Exeter since the effective date of the last Technical Report completed on the Property (effective date of 14 September 2009) consisted primarily of that portion of the 2009-2010 season drill program completed through the effective date of the current Technical Report.  Exeter plans to complete approximately 35,000 m of drilling at Caspiche during the 2009-2010 drill season.

A total of 19,835.90 m from 31 drill holes were completed during this time period, and includes drill holes CSD-041A through CSD-064 (excluding CSD-042, which was drilled during the 2008-2009 drill campaign), reentry and deepening of CSD-016 and CSD-025, and RC holes CR-001 through CR-004.  Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the southwest; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling.  The confirmation drill holes were drilled using PQ diameter core and were used to provide additional mineralized oxide material for metallurgical testwork.  All 2009-2010 drilling was completed in the Caspiche Porphyry area; no drilling was completed in the Caspiche Epithermals area.  A summary of the drilling conducted during this time period is presented in Section 11, Drilling.

Other significant exploration work conducted during this time period included refinement of the geological model from recent drilling, and an IP geophysical survey.

The interpretation of drill results from the 2009-2010 drill campaign by Exeter geologists, and geological work by consultant Dick Sillitoe in January 2010 resulted in a re-interpretation of some of the stratigraphic units that therefore led to a better understanding of the geological setting at Caspiche.  Dick Sillitoe conducted a complete review of the Caspiche Porphyry geology model and surrounding exploration

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

ort

potential.  Dr. Sillitoe logged several of the 2009-2010 drill holes and updated several of his cross sections and level plans.  All Exeter geologists participated in discussions and logging, to ensure consistency and robustness of the model.

Table 10-1:	Summary of Exeter Exploration Programs on the Caspiche Property

Year	Work Performed
2005	Compiled historic data into a digital Geographic Information System (GIS).
2006	Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery.
2006	Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada.
2006	Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia.
2006	Mapped the entire property and collected 112 rock-chip samples to check assays reported from previous workers and for PIMA work.
2006
Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure.  A total of 29.7 line-km were surveyed by Quantec Chile Limitada.

2006	John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency (“VLF”) programs.
2007	Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Porphyry porphyry target and surrounding area.
2007	Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines.
2007
Drilled a total of 3,547.7 m in 14 drill holes on the property between January and the end of March, 2007.  Hidden resistive bodies were targeted using geological mapping and geophysical interpretation.

2007-2008	Drilled a total of 5,494.87 m in 12 drill holes on the property during the 2007-2008 season.
2008-2009	Drilled a total of 16,453.30 m in 22 drill holes on the property during the 2008-2009 drill campaign.
2009	Contracted Dick Sillitoe to review and revise geologic interpretations during site visits in February and May 2009.
2009	Conducted PIMA analysis of 1 in 20 core samples from the 2007-2008 Exeter drill campaign.
2009	Conducted soil gas geochemical orientation program over Caspiche Porphyry to guide exploration elsewhere on the property.
2009	Submitted 11 core samples for density determination at VIGALAB in Copiapo.
2009	Contracted Zonge Chile Limitada to determine depth to several property targets.
2009	Colorado State University Re-Os dating of Early Diorite Porphyry.
2009	Conducted metallurgical testwork of oxide and sulphide composite samples.
2009-2010	Drilled a total of 19,835.90 m in 31 drill holes on the property from November 2009 to the effective date of this Technical Report.
2010	Zonge Chile Limitada IP Survey between the Caspiche Porphyry and Caspiche Epithermal areas.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

In January and February 2010, Zonge Chile Limitada completed an IP geophysical survey over the part of the Property between the Caspiche Porphyry and Caspiche Epithermals areas.  Two lines of CSAMT geophysics were also surveyed.  The data from this program are being processed as of the effective date of the Technical Report, and interpreted results are expected by Exeter in the second quarter of 2010

10.2	Newcrest (1996 – 1998)

A summary of the exploration work completed by Newcrest is provided in Table 10-2.

Table 10-2:	Summary of Newcrest Exploration Programs on the Caspiche Property

Year	Work Performed
1996-1997	Geological mapping of Caspiche property area
1996-1997	Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property.
1996-1997	Conducted 275 line-km helicopter aeromagnetic survey
1996-1998	Collected 382 rock-chip and 171 soil samples
1997	Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Porphyry area, and 390 m of RC drilling in 2 holes in the Caspiche Epithermals area
1997-1998	Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis.
1997-1998	Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology.
1998	Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Porphyry area, and 3,591 m of RC drilling in 20 holes in the Caspiche Epithermals area

10.3	Anglo (1986 – 1990)

A summary of the exploration work completed by Anglo is provided in Table 10-3.

Table 10-3:	Summary of Anglo Exploration Programs on the Caspiche Property

Year	Work Performed
1986-1988	Collected 842 rock-chip samples on the Caspiche property
1986-1988	Collected 431 soil samples at Caspiche Porphyry
1988	Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Porphyry area
1990	Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Porphyry area

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

11.0	DRILLING

A total of 55,165.77 m of drilling in 133 drill holes have been completed on the Caspiche property by Exeter, Newcrest, and Anglo from 1988 to 2010.  Drilling has been concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals.  Of the drill total, 96 holes totaling 47,283.17 m have been drilled at the Caspiche Porphyry prospect, and 37 holes totaling 7,882.60 m have been drilled at the Caspiche Epithermals prospect.

Operators have employed air-rotary, RC, and diamond drilling methods on the Property.  Drilling at Caspiche Porphyry has been dominantly by diamond drilling methods, whereas drilling at Caspiche Epithermals has been dominantly by RC drilling methods.

11.1	Caspiche Porphyry

A total of 47,283.17 m of drilling in 96 drill holes have been completed at Caspiche Porphyry.  A summary of the drilling campaigns carried out at Caspiche Porphyry is shown in Table 11-1.  Figure 11-1 shows the spatial distribution of the drill holes from the different drill campaigns.  Newcrest’s drill hole CDH-11 is located off Figure 11-1 about 1 km to the southwest.

Table 11-1:	Summary of Drilling Campaigns at Caspiche Porphyry

Campaign	Timeframe	Rotary Drill Holes	Rotary Drill Total (m)	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Anglo	1988-1990	12	568	6	950
Newcrest	1997-1998			15	3,440
Exeter	2006-2010			10	1,919	37	27,868.72
Totals		12	568	31	6,309	53	40,406.17
Note: RC pre-collar drill lengths are included in the core drilling totals.  Drill totals for Exeter campaign are current as of the effective date of the Technical Report.

Approximately 19,836 m of core plus RC pre-collar drilling in 27 drill holes, and 629 m of RC drilling in 4 drill holes has been completed at Caspiche Porphyry since the effective date (14 September 2009) of the last Technical Report.  This includes the re-entry and deepening of two drill holes previously completed by Exeter (CSD-016 and CSD-025).  Six of these drill holes were designed to acquire mineralized oxide material for metallurgical testing.  Four of the metallurgical drill holes had a dual purpose to twin and confirm legacy Anglo and Newcrest drilling.  The four RC drill holes were part of a regional exploration program targeting additional buried intrusive centers away from the Caspiche Porphyry and Caspiche Epithermals areas.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 11-1:	Drill Hole Location Map for the Caspiche Porphyry Prospect Area (source: Exeter)

470,000 mE
470,500 mE
471,000 mE
471,500 mE
6,937,500 mN
6,937,000 mN
N
CDH04
CSD018
SHC11
SPC06
CSD049
SHC10
SPC05
SHC09
CSD024
CSD050
SHC08
SHC07
SPC03
SHC04
SPC01
CSD062
CDH08
CDH12
CSD035
SPC04
CSR020
CSD051
CSD057
SPC02
CDH10
CSD025
CSD027a
CSD027
CDH03
CSD059
CSR019
CDH01
CSD058
CSD034
CSD045
CSD048
CSD015
CSR013
CSD029
CDH02b
CSD039a
CSD026
CSD046
CDH02a
CSR017
CSD061
CSD038
CSD030
CSD060
CSD016
CSD056
CSD063
CSD036a
CSR022
CSD036
CSD054
CSD031
CSD043
CDH09
CSD028
CDH07
CSD047
CDH05
CSD014
SHC02
CSD053
CDH06
CSD044
CDH25
CSD052
CSD022
CSD064
CSD055
CSD032
CSR021
CSD038
SHC01
SHC03
CSD037
CSD033
CSD041
CDH24
CSD041A
CSD042
0
meters
500
LEGEND
Exeter drill campaign
Newcrest drill campaign
AngloGold drill campaign
Topographic contours 10 meters
Property boundary

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization.  In 1988, Anglo drilled a series of shallow, 50 m rotary drill holes around the prominent silica-altered hill on the north side of the Property.  In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 11-1).  Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest.  Anglo intersected several zones of significant oxide mineralization, including 32 m grading 1.10 g/t gold and 4.3 g/t silver in drill hole SHC-4, and 48 m grading 1.03 g/t gold and 6.1 g/t silver in drill hole SHC-5.

Confirmation drilling of Anglo drilling (two drill holes for 334.40 m) by Exeter in 2009-2010 revealed a slight high-bias, on average, in the Anglo gold assays, however the thickness of the intercepts are approximately equal.  Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts.  In AMEC’s opinion, the Exeter drilling confirms the gold and copper grades and thickness of the Anglo near-surface drill intercepts, and the Anglo assay data are acceptable for use in mineral resource estimation at the current level of study.  AMEC recommends that Exeter perform additional confirmation drilling in areas of the mineral resource model that rely heavily upon Anglo drilling to lend additional confidence in the mineral resources in this near-surface area in subsequent levels of study.

Newcrest followed-up Anglo’s success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season (Figure 11-1).  Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south.  Drill hole depth ranged between 80 m and 332 m and averaged 230 m. (Figure 11-1).  Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south.  Drill hole depth ranged between 80 m and 332 m and averaged 230 m.  In addition to confirming the presence of near-surface, oxide, gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120 m grading 0.51 g/t gold and 0.27% Cu in drill hole CDH-2b, and 154 m grading 0.63 g/t gold and 0.24% copper in drill hole CDH-3.

Exeter confirmation drilling of Newcrest drilling (two drill holes for 341.95 m) in 2009-2010, plus two confirmation drill holes drilled during previous Exeter campaigns, show that no significant bias exists, on average, in the Newcrest gold assays, and that the thickness of the intercepts are approximately equal.  Newcrest copper and silver assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts.  In AMEC’s opinion, the Exeter drilling confirms the gold, copper, and silver grades and thickness of the Newcrest drill intercepts, and that these data are acceptable for unrestricted use in mineral resource estimation.

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Exeer Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Exeter first drilled in the Caspiche Porphyry area with the last RC drill hole of the 2006-2007 season, CSR-13.  Exeter drilling during the 2007-2008 season was aimed at following up the previous season’s intercept, and drilling during the 2008-2009 season was designed to define the limits of the mineralized system.  Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the south and west; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling.  Four RC drill holes were completed on the Property outside the Caspiche Porphyry and Caspiche Epithermals areas in an effort to discover additional buried intrusive centers.

Exeter drill holes are mostly inclined (between -60° and -80°) and oriented dominantly to the northeast and southwest.  Drill hole CSR-013 intersected 134 m of sulphide mineralization grading 0.90 g/t gold and 0.20% copper from 210 m to 344 m depth, using a 0.50 g/t gold cut-off.  Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 792.45 m of sulphide mineralization grading 0.96 g/t gold and 0.40% copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54 g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1214.0 m of sulphide mineralization grading 0.90 g/t gold and 0.33% copper.  Significant intercepts returned from the 2009-2010 drill campaign include drill hole CSD-043, which intersected 90 m of oxide mineralization grading 0.38 g/t gold, and 954 m of sulphide mineralization grading 0.65 g/t gold and 0.27% copper, and drill hole CSD-048, which intersected 94 m of oxide mineralization grading 0.49 g/t gold, and 830 m of sulphide mineralization grading 0.60 g/t gold and 0.24% copper.

11.2	Caspiche Epithermals

A total of 7,882.60 m of RC and diamond drilling in 37 drill holes have been completed at Caspiche Epithermals.  Drill results from mineralization at Caspiche Epithermals are not included in the Caspiche mineral resource estimate in this Report.

A summary of the drilling campaigns carried out at Caspiche Epithermals is provided in Table 11-2.  Figure 11-2 shows the spatial distribution of the drill holes from the different drill campaigns.  Newcrest’s drill holes CDH-15, CDH-16, and CDH-18 and Exeter’s drill holes CSR-05 and CSR-07 were drilled in the Caspiche Epithermals area, but are located off Figure 11-2 to the west, east, and south.  No new drilling was completed since the effective date of the last Technical Report.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 11-2:	Drill Hole Location Map for the Caspiche Porphyry Prospect Area (source: Exeter)

Exeter Resource Corp.
Caspiche Project
Caspiche Epithermals
Drill Hole Plan
Legend
AngloGold Drill Campaign
Exeter Drill Campaign
Newcrest Drill Campaign
Property Boundary
50 m Contour Lines
150
0
150
300
metres
473,250 mE
473,500 mE
473,750 mE
474,000 mE
474,250 mE
474,500 mE
474,750 mE
6,937,750 mN
6,937,500 mN
6,937,250 mN
6,937,000 mN
CSR004
CSR009
CSR010
CSR003
CSR011
CSR012
CSR006
CSR008
CDH15
CDH14
CDH22
CDH32
CDH34
CDH36
CDH13
CDH31
CDH29
CDH30
CDH20
CDH23
CDH35
CDH28
CDH19
CDH17
CDH26
CDH18

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 11-2:	Summary of Drilling Campaigns at Caspiche Epithermals

Campaign	Timeframe	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Newcrest	1996-1998	22	3,981.00	0	0
Exeter	2006-2010	13	3,203.70	2	697.90
Totals		35	7,184.70	2	697.90

Newcrest drilling at Caspiche Epithermals was designed to follow-up anomalous gold and mercury concentrations from surface rock-chip samples.  Newcrest drill holes at Caspiche Epithermals are inclined (between -60° and -75°) and oriented dominantly to the north.  Exeter’s drilling at Caspiche Epithermals during the 2006-2007 field season confirmed the presence of a high-sulphidation epithermal gold system.  Exeter drill holes are mostly inclined (between -60° and -70°) and oriented dominantly to the north.  Exeter’s drilling during the 2008-2009 drill campaign was designed to test for porphyry-style mineralization at depth below the known high-sulphidation mineralization.  Exeter 2008-2009 drill holes are inclined at -75° and oriented to the northeast.

Significant results from Newcrest drilling included intercepts of 20 m to 30 m of oxide mineralization grading 0.45 g/t to 0.66 g/t gold.  Exeter significant results from the 2006-2007 program included intercepts of 22 m to 36 m grading 1.1 g/t to 1.5 g/t gold and 1.6 g/t to 26.0 g/t silver.  Exeter’s 2009 drill hole did not intercept porphyry-style alteration or mineralization, but did intercept high-sulphidation gold mineralization, including 10 m grading 3.5 g/t gold and 32.6 g/t silver, starting at 232 m depth.

11.3	Exploration Drilling

Exeter have completed four RC exploration drill holes during the 2009-2010 drill program as of the effective date of the Report.  These four holes were drilled to the northeast of the Caspiche Porphyry area and on the Vega de Caspiche 1/9 concession to the northwest of Caspiche Porphyry, and were aimed at discovering additional mineralized porphyry centers.  Figure 11-3 shows the location of the exploration drill holes.  At the effective date of the Report, samples from these four drill holes had either been sent to ACME for assay or were drying prior to being sent to ACME.  All assays are pending for these drill holes.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 11-3:	Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (CR-001 to CR-004) (source: Exeter)

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

11.4	Drilling Procedures and Conditions

11.4.1	Exeter

Exeter employs industry-standard RC and diamond drilling procedures.  During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile.  The drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond rigs: a Major 50 and a Boyles 20.  All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools, reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment.  The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations.  RC drilling was performed by Soletanche Bachy Chile from Santiago, Chile using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125 inch tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs.  Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools.  Drilling during the 2009-2010 drill campaign continued with Major and Boart Longyear drill rigs using HQ (6.35 cm) and NQ (4.76 cm) diameter tools.  The metallurgical drill holes used PQ (8.50 cm) and HQ (6.35 cm) diameter tools to provide larger diameter core for metallurgical testwork.

11.4.2	Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997, and Ausdrill Chile Ltda. in 1998.  Both drill programs used 5.5 inch diameter down-the-hole hammer bits.  Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete.  AMEC considers it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

Confirmation drilling by Exeter has confirmed the accuracy of the Newcrest mineralized intercepts, allowing them to be used in mineral resource estimation.

11.4.3	Anglo

Anglo completed two drill campaigns at Caspiche Porphyry.  The 1988 Anglo campaign drilled 568 m in 12 holes to a maximum depth of 50 m depth using a Holman air-rotary drill.  In 1990, Anglo drilled six RC drill holes for a total of 950 m using a company-owned Falcon 40 drill rig.  Information available to Exeter regarding the drilling procedures employed by Anglo is incomplete.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

AMEC considers it reasonable to believe that Anglo used industry standard RC drilling procedures during its drill campaigns at Caspiche.  Confirmation drilling by Exeter has confirmed the accuracy of the Anglo mineralized intercepts, allowing them to be used in mineral resource estimation.  AMEC recommends that Exeter perform additional confirmation drilling in areas of the mineral resource model that rely heavily upon Anglo drilling to lend additional confidence in the mineral resources in this near-surface mineralized zone.

11.5	Logging

Exeter exploration staff log drill core at Exeter’s facility in Copiapó.  Logging includes items such as lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content.  Detailed geotechnical logging is also performed and includes logging of core recovery, rock quality designation (RQD), fracture frequency, and rock mass rating (RMR) data.  The data are captured in palm-top computers using direct manual entry into Microsoft Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1 m intervals.  The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content.  A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo drill holes are not available to Exeter.

11.6	Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS together with the distance from the nearest surveyed drill hole.  Collar locations are then surveyed with a Leyca TC 600 Total Station instrument by Mr. Luis Jorquera Galaz from Copiapó Chile, a professional surveyor.  Mr. Galaz has surveyed all Exeter drill holes through CSD-049, except for CSD-042.  The remaining 2009-2010 drill holes have been surveyed by hand-held GPS by Exeter personnel and will be surveyed by Total Station during the 2009-2010 drill campaign by Mr. Galaz.

Downhole surveys for diamond drill holes are conducted by the drill contractor every 50 m down-hole using a Reflex EZ Shot digital down-hole camera.  RC drill holes are surveyed down-hole within the drill steel by Exeter to determine the dip deviation.  Azimuth data from the RC surveys are discarded.

In March 2009, Mr. Galaz also surveyed all 15 of the Newcrest collar locations in the Caspiche Porphyry area, and 17 of the 22 Newcrest collar locations in the Caspiche

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Epithermals area.  Previously, Exeter had relied upon Newcrest collar coordinates written on the drill log.  These surveyed coordinates will improve the accuracy of the mineral resource model.

AMEC reviewed down-hole surveys from Exeter core holes and found deviations to be within acceptable ranges.  In AMEC’s opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures.

11.7	Drilling Results

The Caspiche property has not been drilled consistently in terms of drill spacing and depth.  Drilling has not been completed on a grid; however the approximate drill spacing in the Caspiche Porphyry area is 200 m by 200 m, including some areas where the drill spacing is 100 m by 100 m.  Drilling in the Caspiche Epithermals area has been conducted on north-south-oriented drill sections, spaced roughly 200 m apart.  The average depth of drilling at Caspiche Porphyry is 413 m below surface.  This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth.  Average depth of drilling by Exeter at Caspiche Porphyry is 622 m.  The average depth of drilling at Caspiche Epithermals is 213 m; and the deepest hole on the Property is 1497.1 m long.

Lists of significant intercepts for the Caspiche Porphyry and Caspiche Epithermals areas are provided in Tables 11-3 and 11-4.

11.8	True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation, and true thickness is variable.  Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

11.9	Orientation of Mineralization

Mineralization at Caspiche Porphyry generally trends northwest-southeast, and   mineralization at Caspiche Epithermals generally trends east-west

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

ort

Table 11-3:	Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)
SHC-1	2	50	48	0.05		0.7
SHC-2	2	50	48	0.27		4.3
SHC-3	2	50	48	0.13		1.8
SHC-4	2	32	30	1.10		4.3
SHC-5	2	50	48	1.03		6.1
SHC-6	2	50	48	0.32		4.2
SHC-7	2	50	48	0.48		10.8
SHC-8	2	50	48	0.29		16.8
SHC-9	2	50	48	0.09		2.1
SHC-10	2	50	48	0.73		1.0
SHC-11	2	50	48	0.28		0.7
SHC-12	2	46	44	0.32		12.3
SPC-01	26	36	10	0.70
SPC-02	132	142	10	1.09
SPC-04	12	26	14	0.56
SPC-05	68	102	34	0.63
SPC-06	52	62	8	1.20
CDH-2b	64	134	70	0.40	0.02
CDH-2b	134	154	20	0.93	0.58
CDH-2b	154	274	120	0.51	0.27
CDH-2b	234	270	36	0.74	0.25
CDH-3	28	104	76	0.47	0.01
CDH-3	104	172	68	0.41	0.18
CDH-3	172	326	154	0.63	0.24
CDH-3	232	326	94	0.73	0.23
CDH-5	0	56	56	1.03	0.02
CDH-5	56	126	70	0.52	0.01
CDH-5	126	200	74	0.50	0.22
CDH-12	40	50	10	0.54	<0.01
CDH-12	50	64	14	0.38	<0.01
CDH-12	98	144	46	0.55	0.22
CSR-13	40	344	304	0.90	0.10
CSD-14	0	148	148	0.57	0.02
CSD-14	148	740.67	592.67	0.44	0.25
CSD-15	57.95	114	56.05	0.35	0.02
CSD-15	114	1,001.35	887.35	0.62	0.27
CSD-16	73	165	92	0.41	0.01
CSD-16	165	957.45	792.45	0.96	0.40
CSR-19	32	154	122	0.30	<.01
CSR-19	154	240	86	0.20	0.08
CSR-20	6	126	120	1.16	0.01
CSR-20	126	250	124	0.45	0.08
CSR-21	10	152	142	0.31	0.01
CSR-22	22	150	128	0.86	0.01
CSR-22	150	231	81	0.57	0.16
CSD-23	0	102	102	0.65	0.01
CSD-23	102	1,160	1,058	0.70	0.35
CSD-24	0	209	209	0.29	0.02
CSD-24	209	766.25	557.25	0.36	0.15
CSD-25	44	212	168	0.64	0.01
CSD-25	212	336.05	124.05	1.17	0.36
CSD-26	68	135	67	0.19	0.01

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rt

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)
CSD-26	135	208.95	73.95	0.32	0.13
CSD-27	0	150	150	1.09	0.01
CSD-27	150	714	554	0.40	0.15
CSD-28	208	1,070.1	862.1	0.54	0.29
CSD-29	66	138	72	0.52	0.01
CSD-29	138	719.1	581.1	0.50	0.19
CSD-30	94	138	44	0.17	0.01
CSD-30	138	954.55	816.55	0.67	0.22
CSD-31	44	166	122	0.22	0.02
CSD-31	166	628.1	462.1	0.35	0.15
CSD-32	95	1,309	1,214	0.90	0.33
CSD-33	34	164	130	0.47	0.01
CSD-33	164	950	786	0.33	0.13
CSD-34	120	605	485	0.25	0.07
CSD-35	0	120	120	0.69	0.02
CSD-35	120	1,025.70	905.70	0.87	0.26
CSD-36a	161	944	783	0.65	0.21
CSD-37	434	1142	708	0.50	0.22
CSD-38	15	220	205	0.16	0.02
CSD-38	220	560.4	340.4	0.11	0.03
CSD-39a	66	126	60	0.22	0.01
CSD-39a	126	1,002	876	0.75	0.29
CSD-41a	572	1304	734	0.26	0.18
CSD-42	400	457.5	57.5	0.45	0.04
CSD-43	40	130	90	0.38	0.02
CSD-43	130	1084	954	0.65	0.27
CSD-44	244	544	300	0.50	0.08
CSD-45	0	146	146	0.46	0.01
CSD-45	146	170	24	0.44	0.42
CSD-46	58	128	70	0.38	0.01
CSD-46	128	171.7	43.7	0.91	0.32
CSD-47	252	965	713	0.51	0.15
CSD-48	60	154	94	0.49	0.01
CSD-48	154	984	830	0.60	0.24
CSD-49	0	126	126	0.60	0.01
CSD-49	126	150.7	24.7	0.33	0.07
CSD-50	0	28	28	0.46	0.01
CSD-52	0	60	60	0.46	0.01
CSD-52	60	122.5	62.5	0.42	0.10
CSD-54	24	126	102	0.63	0.01
CSD-54	126	178	52	0.76	0.23
CSD-56	134	368	234	0.30	0.08
CSD-56	508	676	168	0.25	0.12
CSD-57	0	120	120	0.56	0.01
CSD-57	120	172.7	52.7	0.35	0.12

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 11-4:	Significant Intercepts for the Caspiche Epithermals Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
CDH-13	218	226	8	1.28	37.0
CDH-14	44	56	12	0.82	25.0
CDH-18	154	156	2	1.94	9.0
CDH-19	226	228	2	0.93	5.0
CDH-21	10	12	2	0.78	16.0
CDH-21	56	62	6	1.02	5.0
CDH-21	66	72	6	1.05	7.0
CDH-21	98	100	2	2.63	5.0
CDH-21	146	164	18	1.29	17.0
CDH-21	194	196	2	0.08	58.0
CDH-22	54	56	2	0.34	38.0
CDH-22	58	74	16	1.54	27.0
CDH-23	70	80	10	0.84	28.0
CDH-23	84	92	8	1.02	10.0
CDH-23	104	110	6	0.70	18.0
CDH-23	112	124	12	3.48	8.0
CDH-23	170	172	2	0.08	82.0
CDH-27	26	44	18	0.27	15.0
CDH-28	116	120	4	1.16	9.0
CDH-29	104	106	2	0.01	64.0
CDH-31	70	72	2	1.32	2.0
CDH-32	34	44	10	0.76	14.0
CDH-32	78	82	4	0.01	68.0
CDH-33	148	150	2	0.07	80.0
CDH-34	34	40	6	1.82	<1.0
CDH-34	138	140	2	0.01	129.0
CDH-34	180	184	4	0.25	395.0
CSR-001	38	40	2	0.62	<1.0
CSR-001A	36	40	4	0.90	<1.0
CSR-001A	88	90	2	0.60	0.5
CSR-001A	140	142	2	0.10	31.0
CSR-001A	180	186	6	0.20	41.0
CSR-002	38	40	2	0.02	74.0
CSR-002	52	76	24	1.10	23.0
CSR-002	94	96	2	0.04	37.0
CSR-002	134	136	2	<0.01	46.0
CSR-002	140	148	8	0.07	45.0
CSR-002	152	154	2	0.07	67.0
CSR-002	166	168	2	0.20	27.0
CSR-002	172	178	6	1.70	16.0
CSR-002	186	186.7	0.7	0.08	100.0
CSR-003	90	92	2	0.01	100.0
CSR-003	96	98	2	0.12	25.0
CSR-003	148	150	2	0.02	26.0
CSR-003	168	172	4	0.85	6.0
CSR-006	138	140	2	0.50	1.6
CSR-006	144	166	22	1.50	1.6
CSR-006	222	228	6	0.70	1.4
CSR-006	238	240	2	0.60	1.4
CSR-008	34	36	2	0.40	3.0
CSR-008	42	58	16	1.30	5.0
CSR-008	72	76	4	0.10	24.0

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Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
CSR-008	94	98	4	0.50	6.0
CSR-008	122	128	6	1.20	3.0
CSR-008	132	142	10	0.60	2.0
CSR-008	152	154	2	0.90	1.0
CSR-008	158	160	2	0.40	2.0
CSR-008	190	194	4	0.70	1.0
CSR-008	198	202	4	0.90	1.0
CSR-008	236	238	2	0.60	1.0
CSR-008	266	270	4	1.10	<1.0
CSR-008	294	298	4	2.50	<1.0
CSR-009	132	136	4	0.20	91.0
CSR-010	28	32	4	0.04	26.0
CSR-010	36	38	2	0.04	32.0
CSR-010	42	46	4	0.03	43.0
CSR-010	52	56	4	0.02	63.0
CSR-010	74	84	10	0.90	14.0
CSR-010	158	160	2	0.10	63.0
CSR-010	166	202	36	1.30	26.0
CSR-011	30	34	4	1.70	3.0
CSR-011	42	46	4	0.60	2.0
CSR-011	50	52	2	0.50	2.0
CSR-011	76	84	8	0.40	13.0
CSR-011	96	108	12	1.20	4.0
CSR-011	112	114	2	1.80	3.0
CSR-011	120	128	8	0.90	12.0
CSR-011	146	148	2	0.02	100.0
CSR-011	152	156	4	0.02	32.0
CSR-012	26	28	2	1.80	8.0
CSR-012	50	52	2	0.50	17.0
CSR-012	58	68	10	0.60	13.0
CSR-012	94	110	16	2.10	2.0
CSR-012	120	122	2	0.90	1.0
CSR-012	140	160	20	0.70	2.0
CSR-012	178	180	2	0.40	2.0
CSR-012	316	318	2	0.40	1.0
CSD-40a	232	242	10	3.48	32.6
CSD-40a	266	278	12	1.05	33.2

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

12.0	SAMPLING METHOD AND APPROACH

The following description of the sampling methodology was modified by AMEC from Van Kerkvoort et al. (2008).  Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is summarized only in this Report.

12.1	Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling remains available to Exeter.  Anglo conducted an extensive rock-chip sampling campaign along roadcuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Porphyry area.  Newcrest also collected rock-chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment.  Outcrop, channel, and character samples were collected as part of this program.  A soil orientation program was conducted by Exeter during the 2008-2009 field season.

The results from these surface sampling programs are not used in the mineral resource estimate in this Technical Report.

12.2	Drill Sampling

12.2.1	Exeter

Reverse Circulation Sampling

RC sampling by Exeter has been consistently applied throughout the Exeter drill campaigns.  Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals.  Sample material is collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry.  At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter.  The one-eighth split is then weighed and set aside for compositing, while the

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

seven-eighth reject sample is bagged.  The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery.  Average recovery from the 2007-2008 RC drilling campaign was 84.3%.  RC drilling during the 2008-2009 and 2009-2010 drill campaigns has been limited to core pre-collar drilling through post-mineral cover rocks and unmineralized bedrock.

Diamond Drilling Sampling

Core sampling by Exeter has also been consistently applied throughout the Exeter drill campaigns.  Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools.  PQ (8.50 cm) diameter core was employed during the confirmation/metallurgical drill program of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools are used with oriented core.  The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter’s trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line.  The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line.  The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth.  There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Copiapó.  To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw.  One half of the core interval is bagged for assay, and the other half is sealed with polyurethane varnish to prevent the oxidation of the sample and stored for future reference.  Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

PQ diameter core from the confirmation/metallurgical drill program in 2009-2010 was split differently than the core from the routine drilling programs.  To preserve as much

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying approximated the mass of quarter NQ core.  In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, and 2009-2010 drill programs was 98%.

12.2.2	Newcrest

All Newcrest drilling at Caspiche was completed using RC drilling methods.  All samples were collected in 2 m intervals.  Exeter obtained Newcrest project reports in 2009 that discuss drill procedures and sample recovery for the 1996-1997 Newcrest drilling campaign.  Newcrest reports that reasonable sampling procedures and good sample recoveries were obtained from the drill contractor.  In AMEC’s opinion, Newcrest used industry-standard practices regarding drill-sampling procedures.

12.2.3	Anglo

Anglo drilling was conducted using air-rotary and RC methods.  All samples were collected in 2 m intervals.  Details of drilling practices employed by Anglo are not available to Exeter.  In AMEC’s opinion, it is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures.  Air-rotary drilling is typically only used for reconnaissance exploration drilling, because the sampling method is highly susceptible to down-hole contamination from mineralized intercepts.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile.  Gold was assayed using standard 50 g fire assay with an atomic absorption finish, and other elements were determined by acid digestion and inductively coupled plasma (ICP) finish.  The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g subsample and atomic absorption finish, and additional elements by ICP.  ALS Chemex is an independent ISO 9001:2000 registered assay laboratory.  External quality control samples were not inserted in surface sample batches.  Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

13.2	Drill Samples

13.2.1	Exeter

2006-2007 Drill Campaign

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile.  ACME is an independent ISO 9001:2000 registered assay laboratory.  Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded.  At ACME, samples were prepared by crushing 1 kg to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 grams and pulverizing it to 95% passing 0.106 mm (150 mesh Tyler) (ACME code R150).  Gold was determined by fire assay on a 50 gram charge and atomic absorption finish (ACME code AuG6).  Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D).  Assays returning greater than 300 ppm silver were re-assayed by fire assay and gravimetric finish.  Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External standard reference materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality.  A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia to control assay accuracy.  The recommended values for these SRMs range between 0.82 g/t and 2.14 g/t gold and acceptably match the expected range of gold concentrations at Caspiche.  AMEC reviewed the SRM results for the 2006-2007 drill

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

campaign and found that the assay accuracy for ACME gold assays is acceptable.  The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only three returned values greater than 0.03 g/t gold (six times the lower detection limit for gold), and the maximum value was 0.07 g/t gold.

A total of 53 samples were assayed in duplicate by ACME.  AMEC reviewed the pulp duplicate sample results and found that the ACME assay precision for gold is acceptable.  Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex.  AMEC reviewed the check assays and found no significant bias exists between the ACME and ALS Chemex results for gold.

In AMEC’s opinion the ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation.

2007-2008 Drill Campaign

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex in La Serena, Chile.  RC samples were prepared as shown in Table 13-1.

Table 13-1:                 RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 10 mesh
4	Homogenize and riffle split 250 g of -10 mesh material
5	Pulverize 250 g subsample to 85% passing 200 mesh

The core sample preparation procedure was refined several times during the program to provide coarse material for metallurgical samples.  The first 676 m of core hole CSD-014 were prepared and assayed as were RC samples.  However, the procedure was changed for the last 65 m of CSD-014 from 676 to 740.67 (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 13-2.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 13-2:                   Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 6 mm
4	Homogenize and riffle split 1 kg of -6 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 13-3.

Table 13-3:               Further Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 9.5 mm
4	Homogenize and riffle split 1 kg of -9.5 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

All RC and core samples were assayed for gold by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24).  Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay.  Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62).  Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality.  SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy.  The recommended values for these SRMs range between 0.6 g/t and 0.8 g/t gold and acceptably match the expected range of gold concentrations at Caspiche.  AMEC reviewed SRM results from the 2007-2008 drill campaign and found the ALS Chemex assay accuracy for gold to be acceptable.  Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

AMEC’s review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable.  Of 40 pairs of pulp duplicates assayed, greater than 97.5% were within 10% absolute relative difference.

Of 66 blanks assayed, all returned gold values less that three times the lower detection limit (0.005 g/t).

In AMEC’s opinion, the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

2008-2009 Drill Campaign

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign.  Sample preparation was performed as shown in Table 13-3.  Assaying for gold was by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24).  Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62).  Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).  Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41 multi-element aqua-regia package.  Samples reporting greater than 2 g/t gold (instead of 1 g/t in 2007-2008) were re-assayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 samples.

AMEC reviewed 115 SRM results from ALS Chemex during the 2008-2009 drill campaign and found the assay accuracy for gold to be acceptable.  Recommended values for the Geostats SRMs ranged between 0.24 g/t and 1.48 g/t gold and are appropriate for the range of gold values expected at Caspiche.  Several SRMs returned unacceptably low values during the campaign, but the affected batches were reassayed with acceptable results and the assays replaced in the Exeter database.  Copper and silver SRMs were not included in the 2008-2009 drill program, but were acquired by Exeter for use in the 2009-2010 drill program.

A total of 51 coarse reject samples from drill holes completed between November 2008 and February 2009 were submitted by Exeter to Geoanalitica in Copiapó, Chile for check assay.  Geoanalitica is an independent ISO 9001:2000 registered assay laboratory.  AMEC reviewed gold and copper results from the 51 check assay samples and found no significant bias exists between the ALS Chemex and Geoanalitica results

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for gold and copper.  Control samples submitted with the check assay samples showed that assay accuracy for gold and copper at Geoanalitica is acceptable.

A total of 91 pulps from sample intervals from the 2008-2009 drill campaign were submitted by Exeter to ACME for analysis of gold, copper, and silver as an extra check on the accuracy of the ALS assays.  Two blanks and two gold SRMs were included with the batch and reported acceptable accuracy for gold, and no significant carryover contamination.  Copper and silver SRMs were not included with the check assay batch.  The check assay results show that the ALS gold assays are biased low.  This finding is in agreement with the findings from the SRM results.  The results of the copper and silver checks show that the ALS copper and silver assays are acceptably accurate.

All 64 blank samples reported gold concentrations below two times the lower detection limit (0.01 g/t gold) and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays.  All blank samples reported copper values were below 0.01%, and silver values below 0.3 g/t and thus there is no evidence of significant carry-over contamination in the ALS Chemex copper and silver assays.

A total of 68 pulp samples were resubmitted to ALS Chemex for duplicate analysis at the end of the 2008-2009 drill program.  AMEC reviewed the duplicate data and found the precision for gold, copper, and silver to be acceptable.

In AMEC’s opinion, the ALS Chemex gold and copper assays from the 2008-2009 drill campaign are adequately accurate and precise, and are acceptable for use in mineral resource estimation.

2009-2010 Drill Campaign

Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile for assay.  At ACME, samples were prepared by crushing 500 g to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 grams and pulverizing it to 95% passing 0.075 mm (200 mesh Tyler) (ACME code R200-500).  Gold was determined by fire assay on a 30 gram charge and atomic absorption finish (ACME code AuG6).  Copper and silver (plus an additional 31 elements) were determined by aqua regia digestion and an ICP finish (ACME code ICP-1D).  Samples returning greater than 0.2% copper were re-digested using a total, four-acid digestion and atomic absorption finish (ACME code 8TD).  Samples returning greater than 300 g/t silver were re-assayed by fire assay and gravimetric finish.  Check assays of select intervals will be completed at an appropriate umpire laboratory at the end of the drill campaign.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 40 samples.

Exeter submitted a total of 67 SRMs (3.0% insertion rate) with the project samples to control assay accuracy.  Recommended values for the Geostats SRMs ranged between 0.2 g/t and 1.2 g/t gold and are appropriate for the range of gold values expected at Caspiche.  No significant bias was observed in the SRM results for gold.  Several SRMs returned gold values outside of acceptable limits, and these results are being investigated by Exeter and ACME.  In AMEC’s opinion the ACME gold assays are acceptably accurate for use in mineral resource estimation.

Copper and silver SRMs were acquired for this campaign, but were not inserted into assay batches during the early part of the program.  Beginning in February 2010, assay batches included a mixture of silver and copper SRMs together with the gold SRMs.  SRM results received as of the effective date of this technical report show acceptable accuracy for ACME silver and copper assays.  SRMs employed by Exeter range between 1.3 g/t and 26.8 g/t silver and 0.15% and 0.24% copper, and are appropriate for the range of silver and copper values expected at Caspiche.  Gold SRMs, while not certified for silver, did return reasonably precise results in an appropriate grade range (0.3 g/t to 6.0 g/t) for silver grades expected at Caspiche.  Exeter is investigating producing SRMs from Caspiche project material to control accuracy in future drill campaigns.

At the end of the 2009-2010 drill campaign, Exeter will select approximately 10% of the mineralized intercepts and submit them to an appropriate umpire laboratory for check assay.

Blanks were submitted at the start of each batch to test for cross-batch contamination and after suspect high-grade zones such as auriferous ledges or massive sulphide veins.  Of 18 blanks submitted (1.0% insertion rate), all assays for gold and silver were less than two times the lower detection limit value for the method.  Copper assays for blank samples were all below 20 ppm (0.002%), except for one value of 60 ppm (0.006%).  In AMEC’s opinion, there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Coarse reject material from 79 intervals from the 2009-2010 drill campaign were selected and reassayed at ACME to determine assay precision for gold, copper, and silver.  Results for gold show that, greater than 90% of the samples have ARD levels below 16%.  AMEC considers coarse duplicates having ARD less than 20% to be acceptable.

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Exeter reviews quality control results of each batch before loading the assay into the mineral resource database.  Additionally, Exeter review long-range trends of control sample results and modify the QA/QC protocol as necessary.  AMEC reviewed the 2009-2010 control results and remediation actions with Exeter and found Exeter’s evaluation of the results to be effective and the remediation plans to be reasonable.

13.2.2	Newcrest

Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile.  The quality control program consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile.  ACME and SGS are ISO 9001-registered assay laboratories.  The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008).  This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

13.2.3	Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter.  Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile.  ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch.  Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

14.0	DATA VERIFICATION

In order to verify the exploration data collected by Exeter and previous operators for the Caspiche property, AMEC audited the mineral resource database, checked the location of drill holes in the field, and sampled and assayed select drill core intervals.  Audits of the mineral resource database were conducted in January 2009, August 2009, and January 2010.  Drill hole location checks and check assaying of drill core intervals was conducted during the site visit in October 2008.

14.1	Mineral Resource Database Audit

AMEC previously performed two audits of the Caspiche mineral resource database (January 2009 and August 2009) and found that the Caspiche mineral resource database was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation (Wakefield and Marinho, 2009a; Wakefield and Marinho, 2009b).  In February 2010, AMEC performed an audit of Caspiche drilling data received since the effective date of the previous mineral resource estimate for the Property, 14 September 2009.

AMEC checked collar coordinates from 13 drill holes (from the 22 drill holes from the 2009-2010 campaign used for mineral resource estimation) in the mineral resource database against collar coordinates generated during a survey in January 2010.  All drill hole coordinates in the mineral resource database matched the coordinates from the original documentation, indicating no errors had occurred during data entry.

Database down-hole survey records for two Exeter drill holes were checked against the original Reflex tickets recorded by Major Drilling.  Out of 111 down-hole survey values checked (depth, azimuth, and inclination for 37 measurements), no errors were located for an error rate of <0.9%.

AMEC checked lithology, stratigraphic unit, alteration, and oxidation records in the database against the handwritten logs in the drill binders for two Exeter drill holes.  A total of four errors were found in the 904 values checked for an error rate of 0.4%.

Assay records in the database were checked against the original assay certificates for two Exeter drill holes, and all samples reporting gold values greater than 2.0 g/t.  Records were checked for gold, copper, and silver.  No errors were found out of 2,317 values checked, for an error rate of <0.1%.

AMEC considers a database error rate of less than 1.0% to be acceptable.  In AMEC’s opinion, the Caspiche mineral resource database is adequately free of data entry errors and is acceptable for use in mineral resource estimation.

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14.2	Data Quality

During the site visit, AMEC collected handheld GPS location readings at several drill hole locations in the Caspiche Porphyry area to verify the accuracy of the drill hole coordinates in the mineral resource database (Table 14-1).

Table 14-1:                  AMEC Drill Hole Collar Checks

Drill Hole	Exeter Easting (m)	Exeter Northing (m)	AMEC Easting (m)	AMEC Northing (m)	Difference Easting (m)	Difference Northing (m)
CSD015	470,623.85	6,937,351.40	470,648	6,937,300	24.15	-51.40
CSD016	470,815,60	6,937,220.14	470,832	6,937,187	16.40	-33.14
CSD024	470,948.00	6,937,602.00	470,974	6,937,564	26.00	-38
CSR023	470,794.80	6,936,993.44	470,823	6,936,957	28.20	-36.44
SHC07	471,042.19	6,937,566.04	471,051	6,937,517	8.81	-49.04
SPC03	470,952.71	6,937,578.66	470,968	6,937,531	15.29	-47.66
CDH-03	470,767.51	6,937,410.50	470,783	6,937,368	15.49	-42.50

Significant differences were noted between the Exeter and AMEC collar coordinates.  AMEC handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can be up to 50 m different from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008).  Surveyors for Exeter use a Leyca TC 600 total station unit with centimeter accuracy to survey drill hole collars.  AMEC compared Exeter surveyed collar locations with drill pads on georeferenced digital images, and found the collar locations to be acceptably accurate.  In AMEC’s opinion, the accuracy of the Caspiche drill hole coordinates is adequate to be used for mineral resource estimation.

During the site visit, AMEC selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core.  Mineralized intervals at various depths were selected from the three most significant drill holes available at the time (CSD014, CSD015, and CSD016).  Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile for assaying.  ACME assayed gold by standard 30 g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD).  ACME is an ISO 9001:2000 registered assay laboratory.

Table 14-2 is a summary of the AMEC check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling.  A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 14-2:                Summary of AMEC Check Sampling of Caspiche Core

Drill Hole	Interval (m)	Exeter Au (g/t)	Exeter Cu (%)	AMEC Au (g/t)	AMEC Cu (%)
CSD014	242-244	0.41	0.33	0.55	0.4
CSD015	440-442	0.51	0.31	0.50	0.29
CSD015	600-602	1.16	0.38	1.16	0.39
CSD016	221-223	0.78	0.40	0.79	0.40
CSD016	381-383	1.18	0.45	1.62	0.54
CSD016	461-463	1.52	0.51	1.68	0.38

The assay results shown in Table 14-2 confirm the presence of gold and copper in Exeter Caspiche drill core.  AMEC assay results also agree reasonably well with Exeter assay results.

14.3	2006 Exeter Data Verification Program

In March 2006, Exeter collected seven rock-chip samples to verify anomalous metal concentrations on the Property, reported by previous operators.  The seven samples reported high concentrations of silver (7.5 g/t to 242 g/t), but only one sample yielded greater than 0.1 g/t gold at 0.928 g/t gold.  Because only seven rock-chip samples were collected, AMEC does not consider the lack of gold in these samples to be a significant problem.  Subsequent drilling by Exeter has verified the existence of significant gold on the Property.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

15.0	ADJACENT PROPERTIES

The Santa Cecilia epithermal high-sulphidation gold and silver prospect is located immediately west of the Caspiche property.  Mineralization is hosted in Miocene volcanic rocks similar to those at Caspiche.  Santa Cecilia was explored by Anglo between 1985 and 1987.  Its exploration work consisted of geological mapping, soil and rock geochemical sampling, road building, trenching, trench sampling, and diamond drilling.  In 1988, Anglo sold the project to Compania Minera Santa Cecilia.  Gold occurs both in veins and in breccias.  The Tío Rubio vein is about 40 cm wide and grades up to 150 g/t gold, and contains visible gold in hand specimens.  Massive enargite-gold-quartz breccias can contain up to 16 g/t gold, and zones of quartz-free, gold-alunite-enargite-arsenopyrite mineralization in crackle breccia generally grade between 3.0 g/t and 7.0 g/t gold (personal communication, Justin Tolman, 2009).

The authors have not verified this information and readers are cautioned that this information from the adjacent property is not necessarily indicative of the mineralization on the Caspiche property.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The following description of the metallurgical testwork completed on the Caspiche property was modified by AMEC from Van Kerkvoort et al. (2008), Perkins (2009), Tolman et al. (2009), and recent communications with Exeter.

16.1	Exeter 2008-2010 Metallurgical Testwork

In August 2008, Exeter selected 12 drill hole intervals from Caspiche Porphyry oxide and sulphide mineralized intercepts for metallurgical testwork.  Six oxide and six sulphide intervals were selected for testing.  This work was completed in June 2009.

The oxide intervals had little or no copper content, and the objective of the testwork was gold recovery by heap leaching.  The sulphide intervals contained significant copper and gold values and the objective of the sulphide testwork was optimizing recovery of both into a flotation concentrate.

In July 2009, following the completion of the 2009 field program, Exeter selected a further 14 sulphide intervals, which in combination with the previous six, provided a broad and representative sample of the mineralization to depths greater than 1000 m down hole.  These samples were sent for characterization testwork similar to the original six.

There was very little additional oxide mineralization encountered in the 2009 drill program, and so no further work was done.  However, a specific drilling program was planned for the 2009 – 2010 field season to obtain appropriate oxide samples

Because this testwork is preliminary and not optimized, recoveries from this testwork were not used for purposes of mineral resource estimation.  Process recoveries were estimated from benchmark studies of similar projects in Chile.

16.1.1	Oxide Testwork

2008 Oxide Program

The 2008 season oxide intervals were sent to McClelland Laboratories in Reno, Nevada and are shown in Table 16-1.  McClelland is a metallurgical laboratory with extensive experience in precious metals metallurgy and process, and recognized by the international mining industry as heap leach testwork specialists; however it is not a certified laboratory.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 16-1:                              Oxide Intercepts Selected for Metallurgical Testwork

Drill hole	Distance down-hole			Assay	Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)
CSD 14	0	40	40	0.84	Volcanic Andesite with silica ledges	PAA - Patchy Advanced Argillic
CSD 14	40	126	86	0.49	Volcanic Andesite	PAA
CSD 15	72	110	38	0.40	Early Diorite Porphyry	AAP - Advanced Argillic over Potassic
CSD 16	111	165	54	0.47	Quartz Diorite Porphyry	AAP
CSD 24	93	151	58	0.40	Volcanic Andesite	PAA
CSD 25	36	212	176	0.64	Volcanic Andesite	PAA

Oxide intervals of approximately 50 m were selected using a nominal cut-off grade of 0.35 g/t gold.  All samples were HQ (63.5 mm) diameter quarter-core.  Testwork completed at McClelland included:

Conventional bottle-roll cyanide tests at two sizes: -13 mm and -1.7 mm

•	Column leaching of two -13 mm composite samples: advanced-argillic altered porphyry and patchy argillic-altered andesite with agglomeration

•	Head assays for gold and copper

•	Multi-element ICP, whole-rock geochemistry, and carbon and sulphur speciation.

Results from the three day bottle-roll cyanide tests of the -13 mm composites ranged from 55% to 75% gold recovery.  Tests of the -1.7 mm composites improved to 63% to 83% gold recovery.  Cyanide consumptions were low at 0.2 kg/t to 0.4 kg/t, and lime consumptions moderate at 3 kg/t to 5 kg/t.  Tests indicated optimum agglomeration strength could be achieved with lime only for both samples.

Column leach (97 day) results for the two composite samples returned 84% recovery from the andesite composite with a calculated head grade of 0.50 g/t gold, and 77.5% recovery from the diorite composite with a calculated head grade of 0.40 g/t gold.  These results are similar to the bottle-roll cyanide tests of the 1.7 mm material.  The leaching rate was rapid with greater than 95% of the recoverable gold leached within 20 days.  Leaching was continued for a further 77 days, including relaxation periods (time periods without addition of leach solution), but very little additional gold was recovered.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

After 20 days, the indicated gold recoveries were 82.9% for the andesite composite and 76.6% for the diorite composite.  The comparative cyanide consumptions were 0.58 kg/t and 0.63 kg/t respectively.  The additional 77 days of leaching increased recoveries by only 1.1% and 0.9% respectively and consumed more than an additional 1.0 kg/t of sodium cyanide.  The lime additions selected to agglomerate the two samples were 3.9 kg/t and 5.9 kg/t respectively, and no further lime additions appeared necessary to maintain pH.

2009-2010 Oxide Program

Exeter considered the results of the 2008 oxide test program encouraging with high gold recoveries and rapid leaching rates.  However the top size of 13mm was relatively small and was dictated by only having quarter HQ diameter core available for testwork.

Generally when considering low-grade, gold heap-leaching, metallurgical testwork is focused on performance at coarser crush sizes, and often at “Run of Mine” or ROM leaching.  ROM leaching involves blasted material from the mine that is simply dumped by trucks on a pad without any further crushing.  Usually gold recoveries are substantially lower with this method, and leaching kinetics is much slower.  Trade off studies are then carried out to compare the additional costs, but higher recoveries of a fine crush, with the low costs and lower recoveries at progressively coarser crush sizes.

In order to get an appreciation of the trends and changes in oxide metallurgical recoveries and costs for Caspiche, Exeter decided to undertake a program of metallurgical PQ diameter core drilling early in the 2009-2010 field season.  PQ diameter core is approximately 85 mm in diameter (3.5 inches), and if supplied intact to the laboratory, can allow crush sizes of up to 40 mm to be column tested.

Though the 40 mm particle size allowed by PQ diameter core is smaller than expected average ROM particles sizes, the material available can allow for intermediate sizes to be tested also.  In this way, if trends and correlations can be established, metallurgical recoveries at much coarser crush sizes may be predicted with some level of confidence.

As of the effective date of this report, Exeter had completed its oxide PQ drill core program and small slivers of the core (see Section 13, Sampling Method and Approach) had been split, sampled, and assayed to allow selection of the material to be tested.  Exeter anticipates that a testwork program will commence at McClelland laboratories on approximately seven tonnes of sample in late March or April, 2010 and that this work will be completed early in Q3 2010.

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16.1.2	Sulphide Testwork

2008 Sulphide Program

In August 2008, six sulphide intervals were sent to G&T Laboratories (G&T) of Kamloops, Canada.  G&T is an ISO 9001-registered laboratory.  Fifty meter intervals were selected using a nominal cut-off grade of 0.35 g/t gold and 0.20% copper (Table 16-2).  The goal of the sulphide testing was to identify and characterize the minerals present, and to perform scout flotation work.

Each of the six intercepts weighed between 60kg and 75kg.  Each interval was subject to detailed head analysis and a complete modal analysis after sample preparation.  Three grind calibration tests were also carried out.  G&T management based the grind and flotation test regime largely on the modal analysis and carried out one rougher and two rougher-cleaner tests with detailed product analyses.  Summary of testwork from the 2008 sulphide program are included in Tables 16-3 through 16-5.  Please refer to the previous Technical Report for the Caspiche project (Wakefield and Marinho, 2009b) for the details of this work.

Table 16-2:	Sulphide Intercepts Selected for Metallurgical Testwork

Drill hole	Distance down-hole			Assays		Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
CSD 14	388	456	68	0.53	0.29	Quartz Diorite porphyry	Advanced argillic alteration
CSD 15	450	500	50	1.01	0.32	Early Diorite porphyry	K-spar flooding - Chlorite after secondary biotite + hematite after magnetite
CSD 16	251	301	50	1.80	0.49	Early diorite porphyry	Advanced argillic overlapping earlier potassic
CSD 16	401	451	50	1.31	0.51`	Early diorite porphyry	Intermediate argillic overlap
CSD 16	625	675	50	0.82	0.35	Microdiorite porphyry	Potassic with magnetite
CSD 25	250	300	50	1.41	0.35	Early diorite porphyry	Potassic with K-spar flooding overlapped by intermediate argillic

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 16-3:	Head Grades from Caspiche Porphyry Sulphide Composites

	Composition - percent or g/tonne
Composite	Cu (%)	Mo (%)	Fe (%)	As (%)	Ag (g/t)	Au (g/t)	S (%)	Cu Ox (%)	Cu CN (%)
CSD 014 338-456	0.29	0.005	3.1	0.09	1	0.49	5.6	0.01	0.18
CSD 015 450-500	0.34	0.002	5.9	0.05	2	0.85	1.1	0.02	0.11
CSD 016 251-301	0.46	0.007	1.9	0.07	2	1.62	0.9	0.01	0.24
CSD 016 404-451	0.49	0.001	3.3	0.03	1	1.39	1.4	0.01	0.09
CSD 016 625-675	0.34	0.002	5.8	0.01	1	0.89	0.8	0.01	0.04
CSD 025 250-300	0.34	0.017	2.5	0.06	2	1.44	0.5	0.02	0.23
Notes:  a)  Cu Ox and Cu CN are copper speciation digestions using weak acid and cyanide sequentially.

Table 16-4:	Mineral Character of Caspiche Porphyry Sulphide Composites

	Composition
Composite	Cp (%)	Bn (%)	Ch (%)	En (%)	Te (g/t)	Py (%)	Gn (%)
CSD 014 338-456	0.08	-	0.04	0.36	0.07	6.9	92.5
CSD 015 450-500	0.52	0.03	0.04	0.14	-	2.5	96.8
CSD 016 251-301	0.45	0.08	0.11	0.27	-	0.6	98.5
CSD 016 404-451	0.86	0.01	0.01	0.07	-	1.0	98.5
CSD 016 625-675	0.88	0.02	0.02	0.02	-	0.3	98.7
CSD 025 250-300	0.16	0.05	0.13	0.28	-	0.4	99.0
Notes:  Abbreviations: Cp-chalcopyrite, Bn-bornite, Ch-chalcocite/covellite, En-enargite,
Te-tetrahedrite/tennantite, Py-pyrite and Gn – non-sulphide gangue.

Table 16-5:	Mineral Liberation at 140 microns for Caspiche Porphyry Sulphide Composites

	Liberation
Composite	Size µm K80	Cp (%)	Bn (%)	Ch (%)	En (%)	Te (%)	Py (%)	Gn (%)
CSD 014 338-456	137	13	-	8	47	35	30	93
CSD 015 450-500	137	34	9	0	22	-	30	94
CSD 016 251-301	142	26	7	14	38	-	35	95
CSD 016 404-451	142	39	0	26	22	-	46	98
CSD 016 625-675	146	50	0	9	27	-	49	98
CSD 025 250-300	143	18	12	9	26	-	40	94
Notes:  Abbreviations:  Cp-chalcopyrite, Bn-bornite, Ch-chalcocite/covellite, En-enargite,
Te-tetrahedrite/tennantite, Py-pyrite and Gn – non-sulphide gangue.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

2009 Sulphide Program

In July 2009, following the completion of the 2008-2009 drilling program and detailed review of all the information and interpretations available, Exeter’s senior geological and metallurgical personnel selected 14 additional mineralized sulphide intercepts to complement the six tested in the 2008 sulphide testwork program.

Selection was based upon:

•	Geographical location

•	Lithology

•	Alteration style

•	Geochemical variation – with emphasis on copper, gold, sulphur, and arsenic.

Exeter’s goal was to have a total of 20 intercepts from all of the major different styles of sulphide mineralization at Caspiche from approximately 250 m depth to 1000 m depth.

The testwork at G&T was essentially the same as for the original six composites and comprised:

•	Measuring the specific characteristics of the intercepts, including ore hardness, chemical and mineral content and mineral liberation characteristics at a standard grind size

•	Standard rougher and cleaner flotation tests to determine basic metallurgical responses

•	Beginning the development of a treatment strategy for the deposit.

The intercepts were selected and prepared for shipment in August 2009.  G&T commenced the program in September 2009 and completed it in November 2009.  The basic results are summarized below.  Table 16-6 lists the main attributes for all the intercepts determined by Exeter prior to their dispatch to G&T, including the previous six.

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Table 16-6:	Sulphide Intercepts for Metallurgical Testwork

DRILL HOLE	DISTANCE (m)			ASSAYS		ROCK TYPE	ALTERATION TYPE (CODE)
	FROM	TO	LENGTH	Au g/t	Cu %
CSD 14	388	456	68	0.53	0.29	QDP1	AA
CSD 15	450	500	50	1.01	0.32	DTB	POT
CSD 16	251	301	50	1.80	0.49	DP	AA
CSD 16	401	451	50	1.31	0.51`	DP	IA
CSD 16	625	675	50	0.82	0.35	CFB	POT
CSD 25	250	300	50	1.41	0.35	DTB	AA
CSD 14	658	741	83	0.65	0.20	QDP1	AA
CSD 16	792	894	102	0.54	0.31	CFB	POT
CSD 23	705	816	111	0.58	0.41	QDP1	AA
CSD 32	929	1025	96	1.45	0.46	DP	POT
CSD 32	1179	1265	86	0.81	0.45	DP	POT
CSD 33	650	736	86	0.48	0.20	DTB	IA
CSD 33	814	916	102	0.40	0.26	CFB	POT
CSD 35	304	376	72	0.93	0.30	DTB	POT
CSD 36	195	262	67	1.13	0.03	DTB	AA
CSD 36	480	550	70	0.51	0.27	DTB	POT
CSD 37	680	738	58	0.48	0.27	CFB	POT
CSD 39	434	490	56	1.05	0.37	DP	AA
CSD 39	490	572	82	1.14	0.46	DP	AA
CSD 39	804	902	98	1.31	0.31	QDP1	POT
Rocktype Key: CFB = Caspiche Formation Basement, DTB = Pre mineralization volcanic Breccia, DP = Early Diorite Porphyry, QDP1 = Intermineral Quartz Diorite Porphyry.  Alteration Key: AA = Advanced Argillic, IA = Intermediate Argillic, POT = Potassic

Chemical Composition and Sulphide Mineralogy

Tables 16-7 and 16-8 list the chemical and main mineralogical attributes determined by G&T using standard assay techniques and optical point counting techniques.  In this program QEMSCAN analysis (technique providing quantitative mineralogical data) of the feed samples was also carried out to provide additional non-sulphide gangue mineral contents.

The copper and gold head assays were in similar ranges as previously measured intercepts.

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Table 16-7:	Chemical Composition of Head Samples of 14 Caspiche Intercepts

Intercept	Assays
	Cu %	Mo %	Fe %	As %	Au g/t	Ag g/t	S %	C %
CSD 14 658-741	0.23	0.005	4.3	0.007	0.68	1	4.21	0.07
CSD 16 792-894	0.28	0.012	3.8	0.001	0.49	1	3.37	0.05
CSD 23 705-816	0.43	0.004	3.1	0.040	0.57	2	1.99	0.43
CSD 32 929-1025	0.44	0.001	5.4	0.011	1.49	3	1.11	0.28
CSD 32 1179-1265	0.42	0.001	3.6	0.028	0.85	4	0.96	0.32
CSD 33 650-736	0.21	0.019	4.2	0.021	0.46	1	1.84	0.04
CSD 33 814-916	0.24	0.014	4.2	0.002	0.39	1	3.49	0.09
CSD 35 304-376	0.30	0.009	4.0	0.014	0.93	1	1.11	0.07
CSD 36 195-262	0.03	0.019	3.1	0.007	0.94	1	3.47	0.24
CSD 36 480-550	0.28	0.011	6.2	0.044	0.77	2	0.47	0.35
CSD 37 680-738	0.27	0.003	4.3	0.021	0.57	2	0.27	0.10
CSD 39 434-490	0.39	0.018	3.9	0.015	0.93	2	4.49	0.02
CSD 39 490-572	0.44	0.007	2.7	0.044	1.08	4	2.41	0.05
CSD 39 804-902	0.36	<0.01	5.5	0.003	1.59	3	1.22	0.19
Average	0.31	0.009	4.2	0.018	0.84	2	2.17	0.16

The average gold and copper contents for the 14 sulphide intercepts are 0.84 g/t and 0.31 percent, respectively, slightly higher than the average mineral resource grades.  Two other important elements, molybdenum and arsenic, have respective average concentrations of 0.009 and 0.018 percent.

One intercept of note was CSD-036 195-262 m, which contained very little copper but relatively high values of gold.  Its depth and mineral character suggested it might be associated with the zone of gold-zinc mineralization identified to the west of Caspiche Porphyry.

The intercepts contained on average about three percent by weight of sulphides, which displayed variable copper mineral suites.  Ten of the 14 samples contained copper mainly as chalcopyrite, with trace levels of other copper sulphides.  Three samples had elevated levels of bornite.  A single sample, CSD-037 (680-738 m), contained elevated amounts of chalcocite and covellite, with lesser amounts of chalcopyrite.  On average, the sulphide minerals identified, in order of relative abundance, were pyrite, chalcopyrite, bornite, enargite/tennantite, molybdenite and trace levels of chalcocite and covellite.

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Table 16-8:	Mineral Character of Head Samples of 14 Caspiche Intercepts

Intercept	Mineral Content - percent
	Cp	Bn	Ch	Co	En	Md	Py
CSD 14 658-741	0.51	0.01	0.01	0.004	0.01	0.00	6.38
CSD 16 792-894	0.85	0.01	0.00	0.000	0.00	0.00	0.32
CSD 23 705-816	0.83	0.00	0.01	0.000	0.11	0.00	2.58
CSD 32 929-1025	0.71	0.25	0.02	0.009	0.02	0.00	0.67
CSD 32 1179-1265	0.46	0.26	0.04	0.015	0.06	0.00	0.47
CSD 33 650-736	0.42	0.01	0.01	0.003	0.06	0.05	1.43
CSD 33 814-916	0.58	0.00	0.00	0.000	0.00	0.06	0.82
CSD 35 304-376	0.71	0.02	0.01	0.005	0.05	0.02	1.69
CSD 36 195-262	0.10	0.00	0.00	0.004	0.00	0.05	5.59
CSD 36 480-550	0.49	0.03	0.02	0.013	0.10	0.00	0.62
CSD 37 680-738	0.17	0.06	0.13	0.046	0.01	0.10	0.33
CSD 39 434-490	0.82	0.01	0.06	0.021	0.02	0.03	5.85
CSD 39 490-572	1.13	0.01	0.01	0.003	0.13	0.04	3.70
CSD 39 804-902	0.54	0.25	0.01	0.006	0.01	0.00	0.27
Average	0.59	0.065	0.0	0.009	0.04	0.03	2.19
Notes:                 a) Abbreviations: Cp-chalcopyrite, Bn-bornite, Ch-chalcocite, Co-covellite, En-enargite and tetrahedrite-tennantite group minerals, Md- molybdenite and Py-pyrite.

Arsenic was mainly observed as enargite and appeared to be randomly distributed throughout the samples.

The pyrite content of the intercepts varied considerably.  The average pyrite content was 2.2 percent but the distribution appeared binomial.  Of the chalcopyrite dominated samples, pyrite content ranged from 0.3 to 6.4 percent.  The samples with elevated copper sulphide enrichment typically had very little pyrite.

Sulphide and Gangue Liberation

The mineral liberation and fragmentation characteristics of the sulphide minerals were assessed by modal analyses of ground feed samples.  Previous testwork on the 2008-2009 sulphide intercepts had indicated a primary grind size of about 130µm K80 would be suitable for liberation of gangue from the main copper minerals.  On this extended program similar grind sizes were targeted and the liberation characteristics are shown in Table 16–9.

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Table 16-9:	Summary of Mineral Liberation Characteristics of 14 Caspiche Intercepts.

Ore Group	K80 μm	Mineral Liberation - percent
		Cp	Bn	Ch	En	Py	Gn
CSD 14 658-741	126	53	0	22	42	48	95
CSD 16 792-894	145	61	17	100	0	65	97
CSD 23 705-816	131	54	57	36	39	41	96
CSD 32 929-1025	135	61	70	78	98	36	98
CSD 32 1179-1265	136	46	57	42	37	39	98
CSD 33 650-736	133	42	9	66	58	46	97
CSD 33 814-916	137	59	100	0	0	69	98
CSD 35 304-376	132	39	74	72	64	52	95
CSD 36 195-262	128	38	100	0	68	30	90
CSD 36 480-550	127	48	17	26	60	37	97
CSD 37 680-738	127	39	18	32	87	30	97
CSD 39 434-490	131	51	19	46	97	47	96
CSD 39 490-572	136	37	72	44	42	28	93
CSD 39 804-902	143	58	56	64	50	45	99
Note:a) Abbreviations: Cp-Chalcopyrite, Bn-Bornite, Ch-Chalcocite and Covellite, En-Enargite and Tennantite Group Minerals, Py-Pyrite and Gn-non-sulphide gangue.

Comminution Characteristics

G&T have an extensive database of standard laboratory grinding characteristics that correlates reasonably well with Bond Work Index (BWI) data on the same samples.  This allows them to assess “comparative work indices” that provide rough estimates of BWI that are normally within 2.5 kWh/tonne.

Figure 16-1 displays the individual results for samples tested in this program and for the six samples tested in the 2008 sulphide test program.  As shown in the graph, the comparative work index values were highly variable.  There was no clear spatial relationship for the ore hardness; however a cursory examination of the QEMSCAN gangue mineral content for the samples indicated there was a proportional relationship between ore hardness and feldspar content in the samples.

The majority of the composites were relatively hard, displaying estimated Bond ball mill work indices in the range 12 to 21 kWh/tonne.  The average comparative work index for these composites was 16.9 kWh/tonne.

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Figure 16-1:	Comparative Bond Ball Mill Work Index Values

Work Index - kWh/tonne
0
5
10
15
20
25
13.1
20.6
17.6
17.4
13.0
18.0
14.4
20.5
14.6
19.7
18.5
12.3
21.2
18.2
18.6
13.8
15.7
15.4
14.8
19.6
CSD 14 388-456
CSD 15 450-500
CSD 16 251-301
CSD 16 401-451
CSD 16 625-675
CSD 25 250-300
CSD 14 658-740.7
CSD 16 791-894
CSD 23 705.3-816
CSD 32 929-1025
CSD 32 1179-1265
CSD 33 650-736
CSD 33 814 916
CSD 35 304-376
CSD 36 195-262
CSD 36 480-550
CSD 37 680-738
CSD 39 434-490
CSD 39 490-572
CSD 39 804-902

Rougher Flotation

A total of 17 rougher flotation rate tests were performed principally to assess the relationship between solids mass pull and target mineral recoveries in the rougher flotation stage.

The recovery data shown in Figure 16-2 are related to the final cumulative rougher concentrate.  Average copper recovery in the rougher flotation stage was 90 percent.  To achieve this recovery, the feed mass recovery to the rougher concentrate was 8 percent, on average.

Three samples from drill holes CSD-36 and CSD-37 had somewhat inferior copper flotation performance.  The poor performance was related to low copper content (CSD 36 195-262) or overall low liberation levels of the copper sulphides present in the samples.

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Figure 16-2:	Rougher Flotation Tests on 14 Caspiche Intercepts

Gold recovery to the copper rougher concentrate, from the feed, averaged about 78 percent.  Gold recoveries appeared to track copper recovery and perhaps more importantly were independent of the pyrite content of the feed.

Arsenic recovery, not shown in the graph, averaged only 65 percent.

Cleaner Flotation

Batch cleaner tests were conducted to assess conventional cleaner circuit performance and investigate the likely range of concentrate grades for the intercepts provided.

Two reagent schemes were employed; for intercepts with lower levels of pyrite the natural pH was used in the rougher circuit.  For intercepts that had elevated pyrite levels, higher rougher circuit pH’s were used, either 8.5 or 10.0.  A nominal 130μm K80 primary grind size was targeted for each composite and the regrind size target was 30μm K80.

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The graph in Figure 16-3 displays the metallurgical performance to the final copper concentrate.  Excluding CSD 36 (195-262), the concentrate grades ranged from about 18 to 35 percent copper.  The weighted average copper concentrate grade was 27 percent copper.  The weighted average copper recovery was 83 percent into the final copper concentrate.

Gold was, on average, 52 percent recovered into the final copper concentrate.  Unlike the rougher tests, gold recovery to the final concentrate was more variable and this showed itself mainly in the cleaner tails.

Figure 16-3:	Cleaner Flotation Response of 14 Caspiche Intercepts

As shown in the Figure 16-3, arsenic content in the final concentrate was, on average, 1.1 percent.  However, the arsenic grade of the final concentrate was variable.  There may be an opportunity to mine and process low arsenic-bearing mineralization as a conventional copper concentrate.  This might reduce the total amount of concentrate requiring secondary hydrometallurgical treatment.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Gravity Concentration

Gravity concentration from the rougher tailings stream was investigated to investigate its potential to increase gold recovery.  Seven intercepts were selected for testing.  A Knelson concentrator was used on the entire rougher tailings mass and the concentrate was further upgraded by panning.

The intercepts and specific tests selected for gravity testing are displayed in Table 16-10.

As shown, gold losses to the tailing streams ranged from 17 to 43 percent.  The average gold content of the tailing stream tested was about 0.28 g/t.

Table 16-10:	Selected Tests – Gold Distribution to Rougher Tails

Note:  Gold distribution is shown as recovery from the feed.

Table 16-11 displays the results of these simple gravity tests.  On average, gold in the rougher tailing streams was 18 percent recovered to the pan concentrate grading 5.2 g/t gold.  The Knelson concentrator recovered 28 percent of the gold in the rougher tailing streams, and the gold grade was much lower at 2.8 g/tonne.

There was certainly additional gold recovered from the tailing streams.  It was clear that certain samples were much more amenable to this treatment than others.  This may well be due to the nugget effect when sampling low grade streams in small samples.  The final gravity concentrate grades were relatively low.  Future tests should be conducted on larger sample masses to produce better estimates of gravity gold grades and recoveries for this process.

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Table 16-11:	Gravity Test Performance Data

Note:           Gold distribution is shown as recovery from rougher tail

G&T’s more important conclusions regarding the overall sulphide testwork from this and earlier programs were:

The relatively high arsenic content of this deposit represents a challenge for the production of marketable concentrates.  Arsenic content in the final concentrate ranged from 0.04 to 3.8 percent, the average content was 1.1 percent.  Based on the variance in response, there may be potential to implement mining or oretyping controls to produce some copper concentrate below typical arsenic penalty levels.

and

We would recommend future development test work focus on composites arranged by pyrite content (high or low) and arsenic content (high or low).  These tests should include accurate ore hardness tests, flotation tests to optimize regrind requirements and additional gravity concentration tests.  The program should conclude with locked cycle tests to provide reliable metallurgical performance values.

2010 Sulphide Program

Exeter staff and consultants agreed with G&T recommendations to prepare composites on the basis of sulphur and arsenic content.

The 20 intercepts were classified into high and low categories of each element and four composites were prepared for flowsheet development testwork at G&T.  This program started in January 2010 and is scheduled to be completed early in the second quarter of 2010, focusing mainly on copper metallurgy.  The program will continue to use batch rougher and cleaner tests to determine optimum conditions and will then move to locked-cycle tests to more accurately simulate plant conditions and the recycle of cleaner tails.

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It is then expected that an additional program of testwork will be carried out in the remainder of the second quarter of 2010 to look more carefully at conditions that increase or optimize gold recovery.

Treatment of High Arsenic Concentrates

The treatment of concentrates containing elevated levels of arsenic, predominantly as enargite, has been a key development activity for most major copper producers for some time.  The reason is that many of the major porphyry copper deposits currently being exploited have significant zones of enargite-rich mineralization which must be treated.

This necessity has triggered the development of many new techniques and the refinement of traditional methods of handing high arsenic concentrates.  Most of the developments are hydrometallurgical in nature and either remove arsenic to allow conventional concentrates to be treated in a smelter, or they produce final copper and gold/silver bullion for sale.

In August 2009, Exeter commissioned SNC-Lavalin (SNCL) to review and compare eight nominated processes for the treatment of enargite-rich concentrates in the context of the known Caspiche mineralization and geographical location.  Exeter had previously approached the relevant technology providers/consultants for most processes and sought their cooperation in providing technical information to SNC.  The technologies are listed in Table 16-12.

Capital and operating cost estimates were developed for each process based on a hypothetical concentrate grade of 25% Cu, 40g/t Au, 3.5% As and 32.5% S and a treatment rate of 1620 tonnes/day of concentrate.  The treatment rate is based on a concentrator throughput of 50,000,000 tonnes/year.  The concentrate grade was selected on the basis of the highest arsenic containing concentrate from the G&T testwork at that time.

The SNCL study was completed in February 2010 and because of the proprietary nature of many of the technologies the detailed outcomes are confidential.  However the capital investments required (including a 25% contingency) ranged from approximately US$200M to US$700M.  These estimates can be considered in the context of recent estimates for equivalent projects of the order of US$4,000M.

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Table 16-12:	Summary of Process Options and Technology Providers

Process	Technology Provider/Consultant	Flowsheet Development
High Temp Pressure Oxidation	Sherritt Technologies	SNCL
CESL Process	CESL/Teck	SNCL
NSC (Nitrogen Species Catalysed) Pressure Oxidation	Allihies Engineering	SNCL
Alkaline Sulphide Leach (ASL) Process	Allihies Engineering	SNCL
Reductive Roast Process	Outotec/SNC-Fenco	SNCL
Galvanox Process	UBC/Bateman	SNCL
Albion Process	Xstrata Technologies	Xstrata/SNCL
HydroCopper Process	Outotec	Outotec

The processes that removed and fixed arsenic to leave conventional concentrates were at the lower end of the range of estimates while those that produce final copper and gold products for sale were at the upper end.

The operating costs of the processes (including a 15% contingency) ranged from US$ 0.27/lb of copper to US$0.44/lb of copper.

Once again the processes that result in a conventional concentrate for sale to a smelter had the lower operating costs.  However these options will incur the normal additional charges on copper concentrates of contractual deductions in metal units, treatment and refining charges and freight.

The higher operating costs are associated with processes that result in final products for sale.  Minor metal losses have been taken into account in the cost per pound and there are no significant applicable treatment or refining charges.

All eight processes are at different stages of development ranging from bench scale pilot plant to proven commercial operations.  SNCL also completed SWOT analyses (Strengths Weaknesses Opportunities Threats) of the eight options to assist Exeter in selection of one or more for ongoing development consideration.  It is probable that Exeter will select one or more processes for further study and testwork as the metallurgical flowsheet becomes more defined.  Some initial testwork of the preferred concentrate treatment option(s) is scheduled to be carried out towards the end of 2010.

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16.2	Exeter 2007 Metallurgical Testwork

16.2.1	Caspiche Epithermals

In March 2007, Exeter submitted individual 2 m samples from three intervals of RC drill holes CSR-002 and CSR-006 from the Caspiche Epithermals area to ACME in Santiago, Chile for conventional bottle-roll cyanide testing for gold recovery.  ACME (ACME procedure AAS 035) used 200 g of pulverised sample in 600 ml of 1g/L NaOH and 10g/L NaCN solution and compared the gold in solution after 24 hours of bottle-roll leaching with the result from a 50 g gold fire assay.

Two of the intervals were of oxidized material and averaged 93% gold recovery.  The other interval was from the sulphide zone and averaged 27% gold recovery.  Cyanide consumption was high, reported at 1.5 kg/t for one of the oxide intervals and 0.4 kg/t for the other.

16.2.2	Caspiche Porphyry

In April 2007, a total of 15 nominal 20 m RC composite samples from drill hole CSR-013 in the Caspiche Porphyry area were submitted to SGS Laboratories (SGS) in Santiago, Chile for preliminary bottle roll cyanide leach tests for gold recovery.

Gold recovery for oxide composite samples was generally high, averaging 90%.  Gold recovery for sulphide composite samples by cyanide was significantly lower, averaging 60%.  Lime consumption was high in the oxide zone and cyanide consumption was high for oxide composites (averaging 1.5 kg/t) and sulphide composites (3 kg/t to 5 kg/t).  High levels of copper consume cyanide in the sulphide composites, but copper concentrations are low in the oxide composites and do not affect reagents.

16.3	Newcrest 1997 Metallurgical Testwork

In 1997, Newcrest submitted coarse reject material from thirty-one 2 m intervals from six shallow oxide intercepts from four RC drill holes in the Caspiche Porphyry area to SGS in Santiago for cyanide leach testing.  All samples were between 18 m and 90 m down hole.  Gold head grades for the six intercepts ranged between 0.40 g/t and 1.44 g/t gold.

A two hour beaker-agitation cyanide leach test was first conducted on 50 g of nominal 150 mesh pulverized material from each individual 2 m sample interval.  The tests were carried out using 100 ml of 10 g/L NaCN solution at 40°C.  The leach solution was assayed for gold and compared to the head assay (50 g fire assay) to determine

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the gold recovery value for each sample.  These tests indicate the upper limit of gold recovery because the tests used small quantities of finely ground material with strong cyanide solution concentrations.  Gold recovery from this test ranged from 74.5% to 87.5% and averaged 83.2%.

Six composite samples, each representing a distinct drill intercept, were then prepared from the 31 individual samples.  Bottle roll cyanide leach tests were conducted on 2 kg of -10 mesh material from each composite for a 72 hour period using 2,000 ml of 1 g/L NaCN solution.  Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics.  The heads and tails were filtered (tails only), dried, and pulverized to -150 mesh before being analyzed in duplicate for gold and silver by fire assay using 50 g charges.  Gold recovery at the end of 72 hours ranged from 75.5% to 87.5% and averaged 82.9%.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Exeter completed significant drilling during the 2009-2010 drill campaign, including infill and confirmation drilling.  As a result, AMEC has updated the mineral resource model and is reporting a new resource estimate for the Caspiche project.  The main affect of the 2009-2010 drill campaign on the mineral resource estimate was to upgrade a significant amount of mineral resources reported in the Inferred category reported in the previous mineral resource estimate to the Indicated category.

Additional drilling also required changes in the geological interpretation, and confirmed mineralization in the central and southwest areas of the deposit, which increased the overall size of the deposit.

Exeter prepared lithological and oxidation three-dimensional models based on interpreted drill hole cross sections.  AMEC received these solids and surfaces and sliced them into vertical sections and horizontal plans, creating polygons.  After manual adjustments of the interpreted polygons, AMEC used both sets of polygons to generate new lithological solids that were used as the basis for the mineral resource model.  Oxidation solids were created separately from lithological solids.

AMEC estimated gold, total copper, silver, molybdenum, sulphur, arsenic and iron grades using Ordinary Kriging (OK) and tabulated the resources within combined break-even open pit and underground resource shapes.  The economic parameters used to define the open pit and underground resource shells were obtained from benchmark analysis of similar projects in Chile and are the same as used in the previous Caspiche mineral resource estimate.

The Caspiche mineral resource estimate was prepared under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist, and Daniel Silva AMEC Junior Geostatistician.  The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).

17.1	Drilling Database

As the 2009-2010 drill program was in progress at the time that mineral resource estimation was scheduled to begin, Exeter and AMEC agreed to accept drill information into the mineral resource database up to a data cutoff date of 5 February 2010.  Exeter thus provided AMEC with a Microsoft Access® database containing all drilling information for the Caspiche property, updated to 5 February, 2010.  AMEC imported the collar, survey, lithological, and assay data into GEMS® (version 6.1.4), a

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commercial mining software program.  GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, and no errors were reported.

Exeter completed confirmation twin holes of select legacy Anglo and Newcrest drill holes.  The twin holes validated the Anglo and Newcrest drilling and these holes have been included in the mineral resource database for the current mineral resource update.  The Caspiche Porphyry database used for mineral resource modelling includes a total of 37,900.92 m of drilling in 85 drill holes.  Table 17-1 is a summary of the drill holes that were used for the current mineral resource estimate.  Of the drill total for Exeter, only 27,544 m had assay results at the data cut-off date; assays were pending for approximately 5,700 m of the Exeter drilling, and these intervals were not incorporated into the current mineral resource estimate.  The AngloGold and Newcrest campaigns account for the remaining 4,268 m of drilling.  In total, 31,812 m of drilling were used for the current Caspiche mineral resource update.

Table 17-1:	Summary of Drill Data used for the Caspiche Mineral Resource Estimate

Campaign	No. Holes	Min. Length (m)	Max. Length (m)	Avg. Length (m)	Total (m)
AngloGold	18	32.00	200.00	84.33	1,518.00
Newcrest	14	80.00	332.00	224.28	3,140.00
Exeter	53	18.00	1,497.10	627.23	33,242.92
Total	85	18.00	1,497.10	442.45	37,900.92

AMEC used the same topographic surface file produced for previous Caspiche mineral resource estimates, but updated portions of the topographic surface using surveyed drill hole collar elevations, and created a final topographic surface for use in mineral resource estimation.

The digital topographical surface coverage is not large enough to cover the entire area required to model the Caspiche Porphyry deposit.  AMEC used tools within GEMS® to extrapolate the limits of the topography using the existing topographical data.  This is not the ideal solution and AMEC recommends that Exeter complete an updated topographic survey to include the entire model area.  The updated topographic survey should include all areas that may be used for project infrastructure and facilities.

17.2	Lithological Model and Definition of Domains

Exeter provided AMEC with preliminary triangulated solid models representing the Caspiche lithological units.  AMEC sliced the solids with vertical sections and level

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plans.  These sections were oriented at azimuth 057° (northeast) and spaced at 25 m intervals.  Bench plans were created at 50 m intervals.

AMEC reconciled interpreted shapes on vertical sections and level plans and constructed solid models for the main lithological units; diorite porphyry (DP), quartz-diorite porphyry 1 (QDP1), quartz-diorite porphyry 2 (QDP2), basement (CFB), volcanic breccias (Volcbx) and diatreme breccias (DTB).  AMEC did not complete a new interpretation for the lithological model, but constructed more robust lithological solids based upon the reconciled vertical sections and level plans.

The lithological solids provide the primary support for the estimation domains.  Table 17-2 summarizes the lithological domains used for modeling.  The three-dimensional block model was coded for lithology using the lithology solids.  Blocks were coded on a whole block basis using block majority.

Table 17-2:	Lithological Unit Description

Domain	Description
OB	Overburden
VOLCBX	Volcanic breccias
DTB	Diatreme breccia
QDP1	Quartz-diorite porphyry
QDP2	Quartz-diorite porphyry (late and lower grade)
DP	Diorite porphyry (main host rock for mineralization)
Basement	Earliest cretaceous host rock

Exeter also provided AMEC with an oxidation model consisting of two wireframe solids representing oxide and sulphide material.  Exeter used core logging information (primarily sulphide descriptions) to define the oxide-sulphide boundary.  AMEC checked the oxide and sulphide solids against the database coding and found them to be reasonable.

For definition of the estimation domains, AMEC compared the statistics and contact plots for lithological and oxidation combinations.  As a result of this statistical analysis, AMEC determined that lithological units should not be combined with oxidation zones for the estimation domains, except for copper.

Gold grades are clearly greater in the diorite porphyry unit, however no other lithological controls for mineralization are observed, aside from proximity to the DP unit.  AMEC´s interpretation is that the diorite porphyry intrusion is the source of mineralization for gold and other metals, like copper and silver, and that the solutions

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subsequently disseminated through the other lithological units during the mineralization event.

Copper grades vary according to the zone of oxidation: copper grades in the oxide zone are very low.  Copper mineralization is also not controlled by lithological units, aside from proximity to the diorite porphyry unit.  Contact plots for copper display a transitional or firm type contact from oxide to sulphide zones.  AMEC modeled the transitional or mixed zone as including the 15 m above and below the oxide-sulphide boundary.  Grade estimation for the transitional zone uses both oxide and sulphide samples.

17.3	Composites

The nominal sample length for assays is 2 m, and only 10 samples exceed 6 m in length.  AMEC regularized the drilling data by compositing the drill hole data into 6 m lengths within the lithological and oxidation solids.

AMEC back-tagged the 6 m composites using the lithological solid shapes.  The composites were also back-tagged with the oxide, transitional, and sulphide solids.

17.4	Exploratory Data Analysis

Basic Statistics

AMEC summarized statistics of the 6 m composites for the main elements of gold, copper, and silver.  Statistics were also summarized for arsenic, iron, molybdenum, sulphur, and zinc.

Gold box plots indicate that the basement and volcanic breccia units have similar average grades.  The diorite porphyry unit has the highest average grade, and a more constrained distribution of grades.  All lithological units, with the exception of diatreme breccia, have low coefficient of variation (CV, standard deviation divided by mean) values and confirms the low variability of grades in the main mineralized units.  Arsenic box plots show that arsenic grades have similar statistical distributions as gold.  Examination of arsenic grades in cross section shows that this relationship between arsenic and gold is true in the upper half of the deposit where argillic alteration is dominant, however arsenic grades decrease at depth relative to gold where potassic alteration assemblages dominate.

Box plots for copper by lithological unit display different grade distributions.  The diorite porphyry unit is preferentially mineralized (has a higher average grade).  The oxidation profile is the dominant control for copper mineralization.

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Silver displays similar average grades and grade ranges throughout all lithological units, but does show less grade continuity along the edges of the oxide zone.  The average silver grade for the oxidized quartz diorite porphyry 1 unit is greater than the overall average grade for the unit, and is also greater than the average grades for the unit in the transitional and sulphide zones.

Molybdenum grades are greater in the volcanic breccia and basement units, and a halo of enriched molybdenum grades occur around the porphyry intrusions.  More detailed mineralogical studies are required to understand the controls on mineralization for molybdenum before a molybdenum resource can be reported.

In general, the summary statistics show low variability for gold and copper grades in the main units, diorite porphyry, basement, volcanic breccia, and quartz-diorite porphyries.  The homogeneous distribution is also indicated by the low CV values.  This homogeneity can also be observed in the cumulative frequency distributions.

Contact Analysis

AMEC constructed contact profiles to analyze the grade behaviour at the lithological boundaries.  Hard, firm, and soft contacts are important for the grade estimation plan.  Soft contacts permit sample sharing from two adjacent lithological units during grade estimation.  Hard contacts do not permit sample sharing.  Firm contacts allow sample sharing across contacts for a certain distance only.  Contact analyses were completed for gold, copper, and silver composite values.  Similar results were observed for all elements.

To represent the firm contacts between DP and QDP1, DP and CFB, and DP and Volcbx, AMEC created a halo of 30 m to 60 m by expanding the DP solid.  During grade estimation, blocks within this halo shared samples from the DP domain.

17.5	Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the estimation domains for gold, copper, silver, arsenic, iron and molybdenum.  The nugget effect values from the down-the-hole correlograms were used to model the directional correlograms using.  The nugget is low for all elements.  For gold, the range of the first structure reaches 600 m in the plunge direction in the quartz diorite porphyry 1 unit.  In most of the domains, both the first and second structure variances have similar representation on the total variance value. AMEC used both spherical and exponential models to fit experimental correlograms.

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17.6	Restriction of Extreme High Grade Values

Outlier values can impact the grade estimation and cause an overestimation of grades.  AMEC evaluated probability plots to define grade outliers for gold, silver, and copper by estimation domains.

In general, the probability plots indicate that outlier values occur in the upper 1% to 3% of the distribution.  Outlier values were controlled by using a restricted search ellipse during grade estimation.  The grade thresholds and distance for gold and silver outliers are shown in Table 17-3, and Table 17-4 summarizes the outlier restriction parameters for copper.

The outlier restriction is applied during the block grade estimation.  High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds.

Table 17-3:	High Grade Restriction for Gold and Silver

Domain	High Grade Search
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)
			X	Y	Z
DP	2.25	6	25	42	25
VOLCBX	2.00	18	25	42	25
QDP2	1.25	10	25	42	25
Basement	1.75	5	25	42	25
QDP1	1.75	10	25	42	25
DTB	0.35	3	25	42	25

Table 17-4:	High Grade Restriction for Copper

Domain	High Grade Search
	Cu Threshold (%)	Range (m)
		X	Y	Z
Oxide	NA	-	-	-
Transition	NA	-	-	-
Sulphide	0.7	25	42	25

17.7	Block Model Dimensions and Grade Estimation

The block model consists of regular blocks (25 m x 25 m x 12 m) and is rotated to a 057o azimuth.

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Estimation Plan

AMEC estimated gold, silver, copper, arsenic, iron, and molybdenum grades by estimation domains using ordinary kriging.  Only gold, silver, and copper are reported.

The grade estimation was completed in three passes.  The estimation parameters for gold and silver are summarized in Tables 17-5, and the estimation parameters for copper are found in Table 17-6.  Sample sharing is based upon the matrix determined from contact profiles and statistical analysis for the lithological and oxidation domains.

AMEC defined a single search orientation for all domains based upon geological trends and grade continuity observed from visual inspection of drill hole data and knowledge of the controls on mineralization.

Table 17-5:	Estimation Parameters for Gold and Silver

Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp. /Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)
		Z	X	Z	X	Y	Z
All	1	87	60	-	125	150	125	7	15	5	2	2
	2	87	60	-	125	150	125	4	15	5	2	2
	3	87	60	-	900	1200	900	2	9	5	2	2

Table 17-6:	Estimation Parameters for Total Copper

Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp. /Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)
		Z	X	Z	X	Y	Z
Oxide, Transition, Sulphide	1	87	60	-	125	150	125	7	15	5	2	2
	2	87	60	-	125	150	125	4	15	5	2	2
	3	87	60	-	900	1200	900	2	9	5	2	2

The estimation plan for gold is controlled only by lithological units (estimation domains).  The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary, but sample sharing is allowed in the transitional zone.

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17.8	Density

The Caspiche mineral resource database includes 494 density determinations.  AMEC calculated the average density values for each lithological unit (Table 17-7) used for the mineral resource model.  Density determinations were obtained by Exeter using the water immersion method on whole core lengths of approximately 15 cm.  In 2009, VIGALAB, an ISO 9001-2000 certified assay laboratory based in Copiapó, independently confirmed the accuracy of the Exeter density values.  Because of high variability in the diorite porphyry (DP) unit, two separate values were assigned to the unit based on alteration type, argillic and potassic.

AMEC assigned density values to blocks based upon the lithological codes.  AMEC used a three dimensional model provided by Exeter that defined the argillic and potassic alteration domains of the diorite porphyry unit to assign the argillic and potassic density values for the unit.  In AMEC’s opinion, these density values are reasonable for use in mineral resource estimation at this preliminary level of study.

Table 17-7:	Average Density Values for Caspiche Resource Model

Rock Type	Determinations	Density(g/cm3)

VOLCBX	168	2.41
DTB	18	2.28
QDP1	70	2.51
QDP2	50	2.38
DP-Argillic	35	2.47
DP-Potassic	15	2.64
BASEMENT	96	2.58

17.9	Block Model Validation

AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection.

AMEC also generated a nearest neighbour (NN) model to validate the OK model.  The NN model declusters the drill hole data and is commonly used for validation of the grade estimation.

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Basic Statistics

AMEC generated tables of basic statistics comparing the OK and NN estimates to check for global bias in the gold, copper, and silver grade estimates.  The OK estimate is slightly higher in average gold grade compared to the NN estimate in most of the domains (1% on average), but the quartz diorite porphyry 2 unit shows a higher average for the NN estimate (3% on average).  Grade estimates for gold, copper, and silver are within acceptable limits (less than ±5%).

AMEC compared the average grade of the composites to the NN means.  The differences in the means indicate that data clustering is a significant issue at Caspiche for gold, copper, and silver.  Non-declustered composite average grades can be up to 25% higher than the average grades for the NN composites.

Drift Analysis

AMEC assessed the occurrence of local bias by drift analysis using swath plots for gold, copper, and silver.  Swaths were oriented along northeast cross sections and also along benches.  Swath plot validation compares average grades from OK and NN models along different directions.  AMEC used block estimated in the first two estimation passes.

The OK and NN models show local disagreements, but in AMEC’s opinion, these are not significant. AMEC visually compared the NN and OK grades and noticed that some disagreements occurs at the borders of the model, where drilling is limited.

Visual Validation

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and in plan view.  AMEC concluded that the grade estimate reasonably represents the composite grades and that grade extrapolation is well controlled where sufficient data exist.  Figure 17-1 is an example of a vertical section with composites and blocks coloured by gold ranges, and a good agreement of the estimated grades and composites is observed.

17.10	Resource Classification and Tabulation

AMEC assessed reasonable prospects of economic extraction by applying preliminary economics for potential open pit and underground mining methods.  The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable assumptions for the purpose of determining the mineral resource.    Mining

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and process costs, as well as process recoveries were benchmarked from similar projects in Chile.

AMEC completed a Lerchs-Grossman (LG) optimization using Whittle® (version 4) software to determine the mineral resource shell for open pit mineral resources.  Whittle parameters are summarized in Table 17-8.  Note that only gold and copper were considered as revenues for the open pit and underground scenarios.

Figure 17-1:	Vertical Section (looking northwest) with Blocks and Composites Grades for Gold (Corridor of 100 m). Block Color Ranges are for Au in g/t.

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Table 17-8:	Optimization Parameters for Open Pit Resource Shell

Parameter	Value
Slope Angle (degrees)	45
Mining Cost (US$/t)	1.45
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (US$/t) Heap Leaching	2.7
Processing Cost (US$/t) Mill	6.5
Gold Process Recovery (%) Heap Leaching	50
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (US$/oz)	950
Copper Price (US$/lb)	2.30
Gold Selling Cost (US$/oz)	6
Copper Selling Cost (US$/lb)	0.25

The underground mineral resource shell was determined using AMEC’s internal floating stopes program.  The floating stopes program applied a block caving mining method.  The program required a minimum height of 80 m and width of 25 m.  Table 17-9 summarizes the parameters used for the floating stope optimization.

Each block was evaluated to determine if the block should be potentially mined by open pit or by underground block caving.

The 2008-2009 drilling campaign from Exeter added thousands of metres of new information, confirming mineralization and grade continuity.  AMEC completed a drilling spacing study for Caspiche property after the 2008-2009 drill campaign to determine the drill spacing required for classification of Indicated mineral resources.    The results of the drill spacing study are summarized as:  the Indicated resource criterion is satisfied with a drill hole spacing of 200 m x 200 m staggered grid (with a central drill hole) that will ensure that all composites are located within 100 m of the nearest drill hole.

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Table 17-9:	Optimization Parameters for Underground Resource Shell

Parameter	Value
Development Cost (US$/m2)	700
Mining Cost (US$/t)	5.00
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (US$/t) Mill	6.5
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (US$/oz)	950
Copper Price (US$/lb)	2.30
Gold Selling Cost (US$/oz)	6
Copper Selling Cost (US$/lb)	0.25

The criterion used by AMEC to classify Indicated mineral resources was:

•	Samples from a minimum of two drill holes with the closest sample within 105 m of the block centroid.

Blocks that were not classified as Indicated, but had a composite within 150 m were classified as Inferred.  Remaining blocks were not classified.  AMEC modified this strict distance-based classification by manually smoothing classification boundaries on 6 m benches.  Figure 17-2 illustrates a bench plan (elevation 3,856 m) before and after the manual smoothing of the classification boundaries.

The Caspiche mineral resource is defined as the blocks classified in Indicated and Inferred categories, within the open pit or underground resource shells determined by the LG and floating stope analysis.  Figure 17-3 is a vertical section of gold grades illustrating the open pit and underground mineral resource shells.

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Figure 17-2:            Bench Plan Showing Classification Before and After Manual Smoothing

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Figure 17-3:                   Vertical Section (looking Northwest) of Gold Grades Showing Open Pit and Underground Resource Shells.  Block Color Ranges are for Au in g/t.

AMEC calculated a gold equivalent (AuEq) value based on gold and copper revenues (prices and recoveries involved).  The following formula was used on calculating AuEq values in each block of the model:

where Au and Cu are the block kriged gold and copper grades, PAu and PCu are the gold and copper prices ($950/oz and $2.30/lb, respectively), and RAu and RCu are the gold and copper projected metallurgical recoveries, 75% and 85%, respectively for sulphide material and 50% for gold in the oxide zone.

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The cut-off is calculated based on the AuEq value and determined for oxide and sulphide material.  Uncertainties remain concerning the metallurgical recoveries for gold and copper and Exeter should finalize testwork to confirm the assumed values.

High levels of copper do negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide, and higher-levels of cyanide are required to leach the gold out of the material, and thus impacts process cost assumptions.  Table 17-10 shows the parameters used in the determination of the marginal cut-off values and results.

Table 17-10:               Marginal Cut-off Calculation Parameters and Results

Parameters	Oxide	Sulphide
Processing (US$/t) Cost	2.7	6.5
Recovery (%)	50%	75%
Price (US$/oz)	950	950
Selling Cost (US$/oz)	6	6
Cut-off AuEq (g/t)	0.18	0.29

The Caspiche mineral resources from the open pit and the underground shells are reported in Table 17-11 using an approximation of the marginal cut-off values defined.  Only mineralized material contained within the pit and the underground shell is reported.  In AMEC’s opinion, the geological data and economic parameters are suitable for Indicated and Inferred mineral resources.

When defining underground block caving shapes for Caspiche, AMEC used an optimization software routine that determined whether or not a defined column of material could be mined and return a positive revenue, rather than employ a grade shell. Because the block caving method is a non-selective mining method, all material that fell within the columns that returned positive economics was considered to be mineable, and therefore was able to support estimation of mineral resources.

The underground resources are reported without a cut-off grade because all blocks lying within the shell have to be extracted with no possibility of selectively mining certain material due to the chosen mining method. Underground costs used for the optimization are sufficient to cover operating costs and development costs (for each column of material mined).

The current mineral resource estimate shows an increase in gold content by 23% over the September 2009 resource estimate; 14% contributed by the new drilling and 9% contributed by the change to higher long term metal prices

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Table 17-11:	Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 5 February 2010)

Source	Material	Category	Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
			AuEq (g/t)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Indicated	0.2	39	95.0	0.46	0.01	1.84	0.46	1.41
	Sulphide	Indicated	0.3	197	482.0	0.58	0.20	1.24	0.97	14.99
Underground	Sulphide	Indicated	NA*	82	207.9	0.59	0.29	1.32	1.13	7.52
Total		Indicated		318	784.9	0.57	0.20	1.33	0.95	23.92
Open Pit	Oxide	Inferred	0.2	5	13.0	0.30	0.01	1.94	0.30	0.12
	Sulphide	Inferred	0.3	155	377.0	0.44	0.15	1.16	0.71	8.65
Underground	Sulphide	Inferred	NA*	116	298.0	0.47	0.25	1.23	0.95	9.06
Total		Inferred		277	687.6	0.45	0.19	1.21	0.81	17.83
* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs.  The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

AMEC generated grade-tonnage (GT) curves at different gold equivalent cut-offs for different material types (oxides and sulphides) and source (open pit or underground).  Figure 17-4 shows the GT curves for open pit oxide material from the Indicated category.  Figure 17-5 shows the GT curves for open pit sulphide material from the Indicated category.  Figure 17-6 illustrates the GT curves for underground sulphide material from the Indicated category.

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Figure 17-4:                   AuEq GT Curves - Open Pit Oxide Indicated Mineral Resources

Figure 17-5:	AuEq GT Curves - Open Pit Sulphide Indicated Mineral Resources

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Figure 17-6:                 AuEq GT Curves - Underground Sulphide Inferred Mineral Resources

In addition to the optimized, combined open pit and underground scenario described above and summarized in Table 17-11, AMEC considered two other mining scenarios: a single, large open pit scenario with no underground mining; and a scenario combining a small open pit on the oxide material with underground block caving for the remaining sulphide material.  Table 17-12 shows the mineral resources within the large pit scenario.

Table 17-12:                              Single Open Pit Option for Mineral Resource for Caspiche

Material	Category	Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
		(ppm)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
OXIDE	Indicated	Au Eq > 0.2	39	95	0.46	0.01	1.84	0.46	1.4
OXIDE	Inferred	Au Eq > 0.2	5	13	0.30	0.01	1.93	0.30	0.1
SULPHIDE	Indicated	Au Eq > 0.3	282	697	0.58	0.23	1.26	1.00	22.5
SULPHIDE	Inferred	Au Eq > 0.3	303	752	0.44	0.18	1.20	0.78	18.9
ALL	Indicated	Combined	321	792	0.57	0.20	1.33	0.94	23.9
ALL	Inferred	Combined	309	764	0.44	0.18	1.22	0.77	19.0

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AMEC prepared a scenario that considers an optimization of a small open pit for oxide material and then using its in-house floating stope program optimized a block caving option for mining blocks underneath this pit surface.  For targeting higher grades that occur in the center of the deposit, AMEC created contour polygons using a cut-off of 1.0 g/t AuEq to avoid lower grade material that surrounds the higher-grade core and was considered in the caving optimization.  This contouring is not a grade shell or cutoff that ignores all blocks below the threshold used.  The resulting mineral resources that lie within the oxide pit and the underground caving, but restricted by higher-grade polygons, are tabulated in Table 17-13.

Table 17-13:                              Oxide Pit and Selected Caving Option for Mineral Resource for Caspiche

Source	Material	Category	Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
			AuEq (g/t)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Indicated	0.2	29	70.0	0.51	0.01	1.84	0.52	1.2
Underground	Sulphide	Indicated	NA*	160	398.0	0.73	0.29	1.37	1.28	16.4
Total		Indicated		189	468.7	0.70	0.25	1.44	1.17	17.6
Open Pit	Oxide	Inferred	0.2	2	5.0	0.37	0.01	1.94	0.37	0.1
Underground	Sulphide	Inferred	NA*	92	234.0	0.63	0.28	1.47	1.16	8.7
Total		Inferred		94	238.6	0.63	0.28	1.48	1.15	8.8
* restricted by 1.0 g/t AuEq contour polygons

The results of these alternative scenarios are interesting for a preliminary evaluation, but AMEC recommends a full trade-off study be completed to assess the options that would provide the most robust mining method for the project.  The single open pit scenario involves the southern portion of the pit rim extending beyond Exeter mining properties limits; however none of the mineral resource in this scenario is located outside of the property boundary.  The assumption in this mining scenario is that Exeter will be able to secure permission from the adjacent property owner to extend the pit limit across the property boundary to allow this additional waste stripping

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18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Caspiche property is in the resource evaluation stage, and thus this section is not applicable to this Technical Report.

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19.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information.

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20.0	INTERPRETATION AND CONCLUSIONS

AMEC reviewed the exploration, geological, and limited metallurgical data from the Caspiche property and estimated mineral resources for the Caspiche Porphyry deposit.  The following is a list of general conclusions and recommendations made by AMEC during its review:

•	Industry-standard drilling and sampling methods were employed by the three operators on the Property: Anglo, Newcrest, and Exeter.

•
Exeter confirmation drilling of Anglo drilling confirms the gold and copper grades and thickness of the historical Anglo near-surface drill intercepts, and in AMEC’s opinion, the Anglo assay data are acceptable for use in mineral resource estimation at the current level of study.

•
Exeter confirmation drilling of Newcrest drilling confirms the gold, copper, and silver grades and thickness of the Newcrest drill intercepts, and in AMEC’s opinion, these data are acceptable for unrestricted use in mineral resource estimation.

•	Sample preparation and assaying methods employed by Exeter are adequate for purposes of mineral resource estimation.

•
Statistical analysis reports very low coefficient of variation (CV) values for the main mineralized domains for gold and copper, indicating that the grade distribution is very homogeneous and does not contain a large proportion of extreme values.

•	Data clustering is a significant issue at Caspiche because non-declustered and declustered composites yield different grade means.

•
In general, the gold OK estimates contain some small local bias (< 5%) compared to the nearest neighbour (NN) model.   This local bias generally occurs at the borders of the model where there are limited data.

•
Only that mineralized material contained within the break-even open pit and the underground shell is reported.  AMEC is of the opinion that the data and parameters are of sufficient quality to estimate Indicated and Inferred Mineral resources for the Caspiche Porphyry deposit.

•	Mineralization at Caspiche Porphyry is open in several directions and should be followed-up with a step-out drilling campaign to determine the limits of the mineralized system.

•
Preliminary metallurgical testwork on oxide material indicates metallurgical recoveries between 55 and 85% in bottle roll and column leach tests.  Additional testwork (ongoing as of the effective date of this Report) is necessary to determine expected process recoveries from oxide material.

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•
Preliminary metallurgical flotation testwork on sulphide material indicates metallurgical recoveries are about 85% for better performing composites for copper, and range between 30% and 70% for gold.  Work in 2009 and 2010 focused on optimizing the grind and flotation conditions to improve metallurgical performance.  Gravity concentration of the rougher tailings showed gold losses that are the focus of additional testwork.  Ongoing testwork is focused on composites arranged by pyrite and arsenic content, including ore hardness tests, flotation tests to optimize regrind requirements and additional gravity concentration tests, and locked cycle tests to provide reliable metallurgical performance values.

•
The Caspiche Indicated and Inferred Mineral Resources are reported from a combined open pit and underground mining scenario where each block was evaluated to determine if the block should be potentially mined by open pit or by underground block caving.  Two alternate scenarios were also considered: a single, large open pit scenario with no underground mining; and a scenario combining a small open pit on the oxide material with underground block caving for the remaining sulphide material.  AMEC recommends a full trade-off study be completed to assess the options that would provide the most robust mining method for the project.

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21.0	RECOMMENDATIONS

Continued exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche Porphyry deposit.  In conjunction, additional assessment of the potential for deleterious elements and metallurgical characterization studies should be completed, and baseline environmental and hydrological studies completed.  This work will be used to support a preliminary assessment.  The work should include the following programs:

•
Negotiate agreement with property owner to south of Caspiche Segundo 1/32 concession to allow for waste stripping to extend onto adjacent property if the large pit option is considered to be the preferred method.

•
Perform additional confirmation drilling in areas of the mineral resource model that rely heavily upon Anglo drilling to lend additional confidence in the gold mineral resources in this near-surface area

•	Continue step out drilling from known mineralization on a 200 m grid in order to determine the limits of the mineralized system.

•
Continue the infill drill program on a 200 m by 200 m staggered grid (with a central hole) to demonstrate the continuity of the mineralization and upgrade the classification of the current mineral resource.

•
Continue followup drilling on the western perimeter of Caspiche Porphyry.  Early drilling during the 2009-2010 drill season encountered further encouragement in hole CSD-044.  Additional drilling in this area is required to define the limits of this mineralization that is interpreted to be a separate system.

•	Conduct a porphyry exploration drilling program at Caspiche Epithermals.

•	Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Porphyry to evaluate whether the mineralization in the gravels can support mineral resource estimation.

•
Complete an updated topographic survey to include the entire Caspiche Porphyry deposit area.  The topographic survey should also include all areas that may be used for project infrastructure and facilities.

•	Evaluate the grade distribution of arsenic, and other potential deleterious elements, to determine the impact on domain modeling in future resource models.

•
Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required.  Future oxide leach testwork should be performed at various crush sizes to understand the impact of size fraction size on recovery.  Future sulphide testwork should focus on optimizing

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the grind and flotation conditions to improve metallurgical performance, and oretyping controls to produce copper concentrate below arsenic penalty levels.

•
Continue to perform work preparatory to completing a preliminary economic analysis.  Work has commenced on long lead items required for the study such as an environmental impact study, environmental base line studies, and power and water studies.

•	Conduct a preliminary assessment (scoping study) study of the Caspiche Porphyry deposit. The objective of this study will be to assess the preliminary technical and economic viability of the project.

Approximately 11,900 m of drilling will be required in order to accomplish the above mentioned programs (Table 21-1).  This drilling total will be expended through the 2009-2010 drill season.

Table 21-1:	Recommended Drilling Programs for the Caspiche Property

Drill Program	Holes	Average Depth (m)	Total Length (m)
Caspiche Porphyry Anglo confirmation drilling	1	100	100
Caspiche Porphyry Infill drilling	7	1,000	7,000
Caspiche Porphyry Stepout drilling	2	1,000	2,000
Caspiche West Followup drilling	2	900	1,800
Caspiche Epithermals porphyry exploration drilling	2	500	1,000
Total	5		11,900

The drill programs in Table 21-1 are anticipated to be completed during the remainder of the 2009-2010 drill season, but may require additional time to complete depending upon rig availability and climatic conditions.  The proposed budget for the programs is $7.1 M Canadian Dollars (Table 21-2).

Following completion of the work program shown in Table 21-1 and budgeted in Table 21-2, AMEC recommends that Exeter prepare for the next level of study, a pre-feasibility study.  Moving to the pre-feasibility level assumes that positive results are received from the preliminary assessment study.  The goal of the pre-feasibility study will be to determine the Caspiche Porphyry project configuration through major trade-off studies and develop cost estimates to justify additional project development.  The proposed work programs required to advance the Caspiche Porphyry project to the pre-feasibility level is shown in Table 21-3.  The estimated budget for the programs is $19.0 M Canadian Dollars.  The budget shown in Table 21-3 should be considered an estimate only, and the actual costs could vary significantly from this estimate.  For this reason, a contingency of 30% was incorporated into the budget.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 21-2:	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property

Program	Cost (CDN$)
Drilling ($245.00/m plus rig mob/demob and supplies)	$3,000,000
Assays ($38/m)	$230,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$1,000,000
Field Technicians	$250,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$1,500,000
Environmental/Water/Metallurgical Studies	$200,000
Geological Mapping and Grade Distribution Studies	$50,000
Preliminary Assessment (Scoping) Study of Caspiche Porphyry	$400,000
Miscellaneous	$100,000
Sub Total	$6,730,000
Contingency (5%)	$340,000
Total	$7,070,000

AMEC anticipates that the work programs shown in Table 21-3 will be initiated following the 2009-2010 drilling campaign, and will take between two and four years to complete.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Table 21-3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level

Program	Cost (CDN$)
Infill Drilling Program (drilling required to classify mostly Indicated (~60%), with lesser Inferred (~20%) and Measured (~20%) Mineral Resources)	$1,600,000
Metallurgical Drilling Program and Studies	$2,000,000
Geotechnical Studies (drill program covered in infill and metallurgical drilling program)	$500,000
Water and Power Studies	$1,000,000
Environmental Studies	$1,000,000
Aerial Survey	$30,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Pre-feasibility Study	$3,000,000
Sub Total	$14,630,000
Contingency (30%)	$4,390,000
Total	$19,020,000

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

22.0	REFERENCES

Galaz, L. J., 2008, Descripción de Equipo, GPS O Navegadores Manuales, y Coordenadas IGM versus DIFROL, unpublished report prepared for Exeter, November, 2008.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005, CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005.

Gonzalez, 2009, Caspiche Water and Power Benchmark Study, April 19, 2009, unpublished report prepared for Exeter Resource Corporation.

Mir, P., 2010, Sociedad Contractual Minera Eton Chile, 3 March 2010, unpublished letter to Exeter Resources from Bofill Mir Abogados.

Perkins, J., 2009, Exeter 2008 Metallurgical Testing, unpublished report prepared for Exeter Resource Corporation.

SGA Limitada, 2007, Declaración de Impacto Ambiental, Proyecto Exploraciones Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 31 August 2007.

SGA Limitada, 2008, Declaración de Impacto Ambiental, Proyecto Ampliacion Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 12 July 2008.

Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.

Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.

Vila, T., and Sillitoe, R., 1991 Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

Wakefield, T. W., and Marinho, R., 2009a, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 27 March 2009.

Wakefield, T. W., and Marinho, R., 2009b, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 14 September 2009, Revised Date: 19 October 2009.

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Exeter Resource Corporation Caspiche Property, Region III, Chile NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled NI 43-101 Technical Report, Caspiche Property, Region III, Chile, with an effective date of 12 March 2010.

Signed

Todd Wakefield, M.AusIMM                                                                        7 April 2010

Signed and Sealed

Rodrigo Marinho, CPG-AIPG                                                                          7 April 2010

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